1933 Act File No. 33-47641
                                                      1940 Act File No. 811-6650

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-1A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         |X|

                           Pre-Effective Amendment No.                       |_|

                         Post-Effective Amendment No. 22                     |X|

                                     and/or

             REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT         |X|
                                     OF 1940

                                Amendment No. 22                             |X|

                            LORD ABBETT RESEARCH FUND
                            -------------------------
                Exact Name of Registrant as Specified in Charter

                  767 FIFTH AVENUE, NEW YORK, N. Y. 10153-0203
                  --------------------------------------------
                      Address of Principal Executive Office

                  Registrant's Telephone Number (212) 848-1800
                  --------------------------------------------

                         Thomas F. Konop, Vice President
                     767 FIFTH AVENUE, NEW YORK, N. Y. 10153
                     ---------------------------------------
                      Name and Address of Agent for Service

It is proposed that this filing will become effective (check appropriate box)

|_|   immediately upon filing pursuant to paragraph (b)

|X|   on March 1, 1999 pursuant to paragraph (b)

|_|   60 days after filing pursuant to paragraph (a) (1)

|_|   on (date) pursuant to paragraph (a) (1)

|_|   75 days after filing pursuant to paragraph (a) (2)

|_|   on (date) pursuant to paragraph (a) (2) of rule 485

If appropriate, check the following box:

|_| This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

================================================================================

Lord                Affiliated Fund
Abbett              Growth Opportunities Fund
                    High Yield Fund
                    International Fund
                    Small-Cap Value Fund

Class Y Shares
Prospectus
March 1, 1999

                  FPO
[LOGO](R) LORD ABBETT & Co.
          Investment Management
A Tradition of performance through Disciplined Investing

As with all mutual funds, the Securities and Exchange Commission does not guarantee that the information in this prospectus is accurate or complete, and it has not judged these funds for investment merit. It is a criminal offense to state otherwise.

Only class Y shares of the International Fund are offered through the Mutual Fund Advisory Program and are available in all states. Please call 800-821-5129 for further information.

                               Table of Contents

                                   The Funds

           Information about past       Affiliated Fund                        2
   performance, fees and expenses       Growth Opportunities Fund              4
                                        High Yield Fund                        6
                                        International Fund                     8
                                        Small-Cap Value Fund                  10

                                Your Investment

         Information for managing       Purchases                             12
                your fund account       Redemptions                           13
                                        Distributions and Taxes               13
                                        Services For Fund Investors           14
                                        Management                            14

                              For More Information

                How to learn more       Other Investment Techniques           16
                  about the funds       Glossary of Shaded Terms              17
                                        Recent Performance                    18

                             Financial Information

             Financial highlights       Affiliated Fund                       19
                     of each fund       International Fund                    21
                                        Small-Cap Value Fund                  23

      How to learn more about the       Back Cover
funds and other Lord Abbett funds

                                                                 Affiliated Fund

                                   The Funds

GOAL / APPROACH

      The fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value. Typically, in choosing stocks, we look for companies using a three-step process.

      o Quantitative research is performed on a universe of large, seasoned U.S. and multinational companies to identify those whose stocks we believe represent the best bargains.

      o Fundamental research is conducted to assess a company's operating environment, resources and strategic plans and to determine its prospects for exceeding the earnings expectations reflected in its stock price.

      o Business cycle analysis is used to assess the economic and interest-rate sensitivity of our portfolio. This analysis helps us assess how adding or deleting stocks changes our portfolio's overall sensitivity to economic activity and interest rates.

      We believe that investors purchase and redeem our shares to meet long-term financial objectives rather than to try to take advantage of short-term price fluctuations. If so, their needs are best served by an investment seeking capital appreciation with less fluctuations in market value than the Standard & Poor's Composite Index of 500 stocks ("S&P 500(R)"). For this reason, we try to keep our assets invested in securities which are selling at reasonable prices and, therefore, we are willing to forego some opportunities for gains when, in our judgment, they are too risky.

      We generally sell a stock when we think it is no longer a bargain, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or falls short of our expectations.

      While typically fully invested, at times we may take a temporary defensive position by investing some of our assets in short-term debt securities. This could have the effect of reducing the benefit from any upswing in the market and prevent the fund from realizing its investment objective.

Main risks

      While stocks have historically been a leading choice of long-term investors, they fluctuate in price. The value of your investment in the fund will go up and down, which means that you could lose money.

      Our performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing small-company stocks or growth stocks) because different types of stocks tend to shift in and out of favor depending on market and economic conditions. While there is the risk that an investment may never reach what we think is its full value, or may go down in value, our emphasis on large, seasoned company bargain stocks could potentially limit our downside risk because bargain stocks in theory are already underpriced and large, seasoned company stocks tend to be less volatile than small company stocks. In the long run, we may produce more modest gains than riskier stock funds as a trade-off for this potentially lower risk.

      An investment in the fund is not a bank deposit. It is not FDIC-insured or government-endorsed. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

We or the fund refers to Lord Abbett Affiliated Fund, Inc. (the "company"), which operates under the supervision of its Board with the advice of Lord, Abbett & Co. ("Lord Abbett"), its investment manager.

About the fund. This fund is a professionally managed portfolio primarily holding securities purchased with the pooled money of investors. It strives to reach its stated goal, although as with all funds, it cannot guarantee results.

Large companies are established companies that are considered "known quantities." Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Seasoned companies are usually established companies whose securities have gained a reputation for quality with the investing public and enjoy liquidity in the market.

Bargain stocks are stocks of companies that appear under- priced according to certain financial measurements of their intrinsic worth or business prospects.

Small-Company stocks are stocks of smaller companies which often are new and less established, with a tendency to be faster-growing but more volatile than large company stocks.

Growth stocks are stocks which exhibit faster-than-average gains in earnings and are expected to continue profit growth at a high level, but also tend to be more volatile than bargain stocks.

You should read this entire prospectus, including "Other Investment Techniques," which concisely describes the other investment strategies used by the fund and their risks.


2 The Funds

                                                                 Affiliated Fund

PAST PERFORMANCE

      The information below provides some indication of the risks of investing in the fund, showing changes in the fund's performance from calendar year to calendar year and by showing how the fund's average annual returns compare with those of a broad measure of market performance.

                                 AWAITING DATA

================================================================================
The table below shows a comparison of the fund's class A average annual total return to that of the S&P 500(R) Index. Fund returns assume reinvestment of dividends and distributions and payment of the maximum applicable front-end or deferred sales charge. All periods end on December 31, 1998.

Class                             1 Year    5 Years   10 Years    Inception(iii)

A(i)                               0.00.%    0.00.%     0.00.%        0.00.%
--------------------------------------------------------------------------------
S&P 500(R)Index(ii)                0.00.%    0.00.%     0.00.%        0.00.%
--------------------------------------------------------------------------------

FEES AND EXPENSES

      This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

================================================================================
Fee table
================================================================================

                                                                       Class Y

Shareholder Fees (Fees paid directly from your investment)
--------------------------------------------------------------------------------
Maximum Sales Charge on Purchases (as a % of offering price)             none
--------------------------------------------------------------------------------
Maximum Deferred Sales Charge (See "Purchases")                          none
--------------------------------------------------------------------------------
Annual Fund Operating Expenses (Expenses deducted from fund assets) (as a % of average net assets)
--------------------------------------------------------------------------------
Management Fees (See "Management")                                       0.31%
--------------------------------------------------------------------------------
Other Expenses (See "Management")                                        0.09%
--------------------------------------------------------------------------------
Total Operating Expenses                                                 0.40%
--------------------------------------------------------------------------------

================================================================================
Expense example
================================================================================

This example, like that in other funds' prospectuses, assumes a $10,000 initial investment, 5% total return each year and no changes in expenses. You pay the following expenses over the course of each period shown if you sell your shares at the end of the period, although your actual cost may be higher or lower. You would pay the same expenses, assuming you kept your shares.

Share class                            1 Year      3 Years    5 Years   10 Years

Class Y shares                           $41         $128       $224      $507
--------------------------------------------------------------------------------

This example is for comparison and is not a representation of the fund's actual expenses or returns, either past or present.

Past performance is not a prediction of future results.

--------------------------------------------------------------------------------
(i) Because class Y shares are new, the bar chart and table show returns for class A shares. Returns for class Y shares will be somewhat higher, because class Y shares have lower expenses.
(ii) Performance for the unmanaged Russell Mid-Cap Growth Index(R) does not reflect transaction costs or management fees.
(iii) The date of inception of class A is 1/1/50.

Management fees are payable to Lord Abbett for the fund's investment management.

Other expenses include fees paid for miscellaneous items such as transfer agency, legal and share registration fees.


                                                                     The Funds 3

                                                       Growth Opportunities Fund

GOAL / APPROACH

      The Growth Opportunities Fund seeks capital appreciation. Normally, we invest primarily in equity securities of mid-sized companies. The fund uses a growth style of investing. This means that we favor companies that show the potential for stronger than expected earnings or growth. Under normal circumstances, at least 65% of our total assets will consist of investments made in growth companies, as determined at the time of purchase.

      In making investments, we look for companies using the following process:

      o Quantitative research is performed on a universe of mid-sized companies to identify those with superior growth possibilities.

      o Fundamental research is performed to identify companies likely to produce superior returns over a thirty-six month time frame, by analyzing the dynamics in each company with its industry and within the economy.

      Before July 15, 1998, the fund used a value style of investing. This meant that companies were selected without regard to current earnings under a process that sought to identify and invest in undervalued securities.

      While typically fully invested, we may take a temporary defensive position by investing some of our assets in short-term debt securities. This could reduce the benefit from any upswing in the market and prevent the fund from realizing its investment objective.

MAIN RISKS

      The value of your investment will fluctuate in response to stock market movements. In addition, growth stocks tend to be more volatile than slower-growing stocks. This means that the fund could be more volatile than the stock market as a whole. Also, the fund invests primarily in mid-sized companies. There will be periods where mid-sized companies do not perform as well as large or small companies.

      An investment in the fund is not a bank deposit. It is not FDIC-insured or government-endorsed. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

We or the fund refers to Lord Abbett Growth Opportunities Fund, (the "company"), a series of Lord Abbett Research Fund, Inc., which operates under the supervision of its Board with the advice of Lord, Abbett & Co. ("Lord Abbett"), its investment manager.

About the fund. This fund is a professionally managed portfolio primarily holding securities purchased with the pooled money of investors. It strives to reach its stated goal, although as with all funds, it cannot guarantee results.

Growth Stocks are stocks which exhibit faster-than-average gains in earnings and are expected to continue profit growth at a high level, but also tend to be more volatile than bargain stocks.

Mid-sized companies usually have market capitalizations of roughly $500 million to $5 billion, but not less than $50 million.

You should read this entire prospectus, including "Other Investment Techniques," which concisely describes the other investment strategies used by the fund and their risks.


4 The Funds

                                                       Growth Opportunities Fund

PAST PERFORMANCE

      The information below provides some indication of the risks of investing in the fund, showing changes in the fund's performance from calendar year to calendar year and by showing how the fund's average annual returns compare with those of a broad measure of market performance.

                                 AWAITING DATA

================================================================================
The table below shows a comparison of the fund's class A average annual total return to that of the Russell Mid-Cap Growth Index(R). Fund returns assume reinvestment of dividends and distributions and payment of the maximum applicable front-end or deferred sales charge. All periods end on December 31, 1998.

Class                                               1 Year       Inception(iii)

A                                                    0.00.%          0.00.%
--------------------------------------------------------------------------------
Russell Mid-Cap Growth Index(R)(ii)                  0.00.%          0.00.%
--------------------------------------------------------------------------------

FEES AND EXPENSES

      This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

================================================================================
Fee table
================================================================================

                                                                        Class Y

Shareholder Fees (Fees paid directly from your investment)
--------------------------------------------------------------------------------
Maximum Sales Charge on Purchases (as a % of offering price)              none
--------------------------------------------------------------------------------
Maximum Deferred Sales Charge (See "Purchases")                           none
--------------------------------------------------------------------------------
Annual Fund Operating Expenses (Expenses deducted from fund assets) (as a % of average net assets)
--------------------------------------------------------------------------------
Management Fees (See "Management")                                       0.90%
--------------------------------------------------------------------------------
Other Expenses (See "Management")                                        0.81%
--------------------------------------------------------------------------------
Total Operating Expenses                                                 1.71%
--------------------------------------------------------------------------------

================================================================================
Expense example
================================================================================

This example, like that in other funds' prospectuses, assumes a $10,000 initial investment, 5% total return each year and no changes in expenses. You pay the following expenses over the course of each period shown if you sell your shares at the end of the period, although your actual cost may be higher or lower. You would pay the same expenses, assuming you kept your shares.

Share class                       1 Year     3 Years      5 Years    10 Years

Class Y shares                     $174        $538        $928       $2,022
--------------------------------------------------------------------------------

This example is for comparison and is not a representation of the fund's actual expenses or returns, either past or present.

Past performance is not a prediction of future results.

--------------------------------------------------------------------------------
(i) Because class Y shares are new, the bar chart and table show returns for class A shares. Returns for class Y shares will be somewhat higher, because class Y shares have lower expenses.
(ii) Performance for the unmanaged Russell Mid-Cap Growth Index(R) does not reflect transaction costs or management fees.
(iii) The date of inception of class A is 8/1/95.

Management fees are payable to Lord Abbett for the fund's investment management.

Other expenses include fees paid for miscellaneous items such as transfer agency, legal and share registration fees.

Lord Abbett is currently waiving the management fee and subsidizing the other expenses of the Growth Opportunities Fund. Lord Abbett may stop waiving the management fee and subsidizing other expenses at any time. total operating expenses with the fee waiver and expense subsiding for class Y shares are zero percent.


                                                                     The Funds 5

                                                                 High Yield Fund

GOAL / APPROACH

      The fund seeks high current income and the opportunity for capital appreciation to produce a high total return. Normally, we invest in lower-rated debt securities, sometimes called "junk bonds, "which entail greater risks than investments in higher-rated debt securities. Also, the fund may invest up to 10% of its assets in foreign securities.

      We believe that a high total return (current income and capital appreciation) may be derived from an actively managed, diversified security portfolio. Normally, at least 65% of our total assets are in lower-rated debt securities, some of which are convertible into common stock or have warrants to purchase common stock. We seek unusual values. In doing so, we use fundamental, bottoms-up research to identify undervalued securities.

      While typically fully invested, we may take temporary defensive position in cash and short-term debt securities. This could prevent the fund from realizing its investment objective.

      The fund may engage in active and frequent trading of its portfolio securities to achieve its principal investment objective and may have a portfolio turnover rate greater than 100%. This turnover may increase transaction costs, but is not expected to have adverse tax consequences.

MAIN RISKS

      The lower-rated debt securities in which the fund primarily invests involve greater credit risks than do investment grade bonds. In other words, some companies whose securities we own may default on principal and/or interest payments after we buy their securities. Companies that issue high yield debt securities are not as strong financially as those with higher credit ratings. Through portfolio diversification, good credit analysis and attention to current developments and trends in interest rates and economic conditions, we attempt to reduce investment risk, but losses may occur, meaning that you could lose money. In addition, we attempt to reduce investment risk by 20% of our assets must be invested in a combination of investment grade debt securities, U.S. government securities, and cash equivalents.

      In addition, as with other bond funds, the value of your investment will change as interest rates fluctuate. When interest rates rise, share value is likely to decline.

      Finally, the high yield debt securities market is prone to sudden and sharp changes in prices due to a variety of factors. Changes in economic forecasts, investor psychology, stock market activities and other forces can cause prices to fluctuate greatly.

      An investment in the fund is not a bank deposit. It is not FDIC-insured or government-endorsed. It is not a complete investment program. You could lose money in this fund, buy you also have the potential to make money.

We or the fund refers to Lord Abbett High Yield Fund, Inc. (the "company"), a series of Lord Abbett Securities Trust, which operates under the supervision of its Board with the advice of Lord, Abbett & Co. ("Lord Abbett"), its investment manager.

About the fund. This fund is a professionally managed portfolio primarily holding securities purchased with the pooled money of investors. It strives to reach its stated goal, although as with all funds, it cannot guarantee results.

High Yield Debt Securities. High yield debt securities or "junk bonds" typically pay a higher yield than investment-grade debt securities. These bonds have a higher risk of default than investment grade bonds and their prices can be much more volatile.

Foreign Securities. Foreign securities are securities primarily traded in countries outside the United States. These securities are not subject to the same degree of regulation and may be more volatile and less liquid than securities traded in major U.S. markets. Other considerations include political and social instability, expropriations, higher transaction costs, currency fluctuations, nondeductable withholding taxes and different settlement practices.

You should read this entire prospectus, including "Other Investment Techniques," which concisely describes the other investment strategies used by the fund and their risks.


6 The Funds

                                                                 High Yield Fund

PAST PERFORMANCE

      Because the fund is new, no information regarding past performance is available.

FEES AND EXPENSES

      This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

================================================================================
Fee table
================================================================================

                                                                         Class Y

Shareholder Fees (Fees paid directly from your investment)
--------------------------------------------------------------------------------
Maximum Sales Charge on Purchases (as a % of offering price)              none
--------------------------------------------------------------------------------
Maximum Deferred Sales Charge (See "Purchases")                           none
--------------------------------------------------------------------------------
Annual Fund Operating Expenses (Expenses deducted from fund assets) (as a % of average net assets)(1)
--------------------------------------------------------------------------------
Management Fees (See "Management")                                        0.60%
--------------------------------------------------------------------------------
Other Expenses (See "Management")                                         0.25%
--------------------------------------------------------------------------------
Total Operating Expenses                                                  0.85%
--------------------------------------------------------------------------------

================================================================================
Expense example
================================================================================

This example, like that in other funds' prospectuses, assumes a $10,000 initial investment, 5% total return each year and no changes in expenses. You pay the following expenses over the course of each period shown if you sell your shares at the end of the period, although your actual cost may be higher or lower. You would pay the same expenses, assuming you kept your shares.

Share class                                            1 Year           3 Years

Class Y shares                                           $87              $271
--------------------------------------------------------------------------------

This example is for comparison and is not a representation of the fund's actual expenses or returns, either past or present.

Management fees are payable to Lord Abbett for the fund's investment management.

Other expenses include fees paid for miscellaneous items such as transfer agency, legal and share registration fees.

--------------------------------------------------------------------------------
(i) The annual operating expenses are based on estimated expenses for the current fiscal year.


                                                                     The Funds 7

                                                              International Fund

GOAL / APPROACH

      The fund's investment objective is long-term capital appreciation. The production of any current income is incidental to this objective. The fund also may invest in stocks which do not produce any income. In selecting investments, we seek out companies using the following approach:

      o Global industry research to identity those companies which are best placed to predictable demonstrate their sector over the medium to long tern is "Best of Breed"

      o Fundamental valuation techniques are then used to asses which of these "Best of Breed" companies are "Best Value" based on the market's rating of their earnings potential.

      The fund invests in stocks of companies which are in both developed and developing countries. Normally, at least 80% of the assets of the fund are invested in stocks of companies in at least three different countries outside the United States.

      Although the fund intends to invest primarily in stocks of small companies with market capitalization of less than $1 billion listed on stock exchanges, it may also invest in stocks of companies traded in over-the-counter markets, as well as stocks of large and middle-sized companies.

MAIN RISKS

      The fund entails more investment risk than do funds that invest in the U.S. stock market. The fund's performance is measured in U.S. dollars, the base currency of the fund. A change in the value of any foreign currency relative to the U.S. dollar results in changes in the U.S. dollar value of the fund's assets denominated or traded in that currency.

      Foreign securities in which the fund invests are usually not subject to the same degree of regulation as domestic securities and may be more volatile and less liquid than those of major U.S. markets.

      Lack of liquidity affects the fund's ability to trade in large blocks of securities and obtain the best price. There is often less information available on publicly-traded foreign companies, banks and governments than in the U.S., and a lack of uniform accounting standards and practices among countries impairs a direct comparison for stocks and bonds. Other concerns include costs of currency hedging and conversion, political and social instability, expropriation, higher transaction costs and longer settlement practices. Foreign securities held by the fund sometimes are traded on days that the fund does not value its portfolio securities, such as Saturdays and customary U.S. business holidays, and, accordingly, the fund's net asset value may be significantly affected on days when shareholders do not have access to the fund.

      The fund may temporarily reduce its stock holdings for defensive purposes in response to adverse market conditions and invest in domestic, Eurodollar and foreign short-term money market instruments. This could reduce the benefit from any upswing in the market.

      An investment in the fund is not a bank deposit. It is not FDIC-insured or government-endorsed. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

We or the fund refers to Lord Abbett International Fund, Inc. (the "company"), a series of Lord Abbett Securities Trust, which operates under the supervision of its Board with the advice of Lord, Abbett & Co. ("Lord Abbett"), its investment manager.

About the fund. This fund is a professionally managed portfolio primarily holding securities purchased with the pooled money of investors. It strives to reach its stated goal, although as with all funds, it cannot guarantee results.

Over-the-counter stocks are usually those of smaller companies that do not meet listing requirement of major exchanges. Transactions are conducted by telephone and computer network rather than on the floor of an exchange.

Large companies are established companies that are considered "known quantities." Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Mid-sized companies usually have market capitalizations of roughly $500 million to $5 billion, but not less than $50 million.

Small company stocks are stocks of smaller companies which often are new and less established, with a tendency to be faster-growing but more volatile and less liquid than large company stocks.

Developing countries may have higher and more rapidly fluctuating inflation rates, a higher demand for capital investment, a higher dependence on export markets for their major industries, and a greater need to develop basic economic infrastructures than more developed countries. Also, it may be more difficult to obtain a judgment in a court outside the United States. You should read this entire prospectus, including "Other Investment Techniques," which concisely describes the other investment strategies used by the fund and their risks.


8 The Funds

                                                              International Fund

PAST PERFORMANCE

      The information below provides some indication of the risks of investing in the fund, showing changes in the fund's performance from calendar year to calendar year and by showing how the fund's average annual returns compare with those of a broad measure of market performance.

                                 AWAITING DATA

================================================================================

The table below shows a comparison of the fund's class A average annual total return to that of the Morgan Stanley European, Australasia and Far East Index(R) ("EAFE Index(R)"). Fund returns assume reinvestment of dividends and distributions and payment of the maximum applicable front-end or deferred sales charge. All periods end on December 31, 1998.

Class                                                 1 Year      Inception(iii)

A                                                      0.00.%         0.00.%
--------------------------------------------------------------------------------
EAFE Index(R)(ii)                                      0.00.%         0.00.%
--------------------------------------------------------------------------------

FEES AND EXPENSES

      This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

================================================================================
Fee table
================================================================================

                                                                        Class Y

Shareholder Fees (Fees paid directly from your investment)
--------------------------------------------------------------------------------
Maximum Sales Charge on Purchases (as a % of offering price)             none
--------------------------------------------------------------------------------
Maximum Deferred Sales Charge (See "Purchases") none
--------------------------------------------------------------------------------
Annual Fund Operating Expenses (Expenses deducted from fund assets) (as a % of average net assets)
--------------------------------------------------------------------------------
Management Fees (See "Management")                                       0.75%
--------------------------------------------------------------------------------
Other Expenses (See "Management")                                        0.32%
--------------------------------------------------------------------------------
Total Operating Expenses                                                 1.06%
--------------------------------------------------------------------------------

================================================================================
Expense example
================================================================================

This example, like that in other funds' prospectuses, assumes a $10,000 initial investment, 5% total return each year and no changes in expenses. You pay the following expenses over the course of each period shown if you sell your shares at the end of the period, although your actual cost may be higher or lower. You would pay the same expenses, assuming you kept your shares.

Share class                           1 Year    3 Years    5 Years     10 Years

Class Y shares                         $108       $337      $585        $1,297
--------------------------------------------------------------------------------

This example is for comparison and is not a representation of the fund's actual expenses or returns, either past or present.

Past performance is not a prediction of future results.

--------------------------------------------------------------------------------
(i) Because class Y shares are new, the bar chart and table show returns for class A shares. Returns for class Y shares will be somewhat higher, because class Y have lower expenses.
(ii) Performance for the unmanaged EAFE Index(R) does not reflect transaction costs or management fees.
(iii) The date of inception of class A is 12/13/96.

Management fees are payable to Lord Abbett for the fund's investment management.

Other expenses include fees paid for miscellaneous items such as transfer agency, legal and share registration fees.


                                                                     The Funds 9

                                                            Small-Cap Value Fund

GOAL / APPROACH

      The fund seeks long-term capital appreciation. In choosing stocks, we look for companies using the following process:

      o Quantitative research is performed on a universe of companies with market capitalizations ranging between $100 million and $750 million. Valuation criteria include price/earnings, price/book value, price/cash flow and price/sales ratios.

      o Fundamental research is conducted to assess the dynamics of each company with its industry and within the economy, by evaluating the company's business strategies in assessing management's ability to execute the strategies and by evaluating the adequacy of a company's financial management.

      Usually, at least 65% of the fund's total assets will be invested in common stocks issued by smaller, less well-known companies (with market capitalizations of less than $1 billion) selected using fundamental investment analysis. The fund may invest up to 35% of its total assets in the securities of larger companies. Companies in which the fund is likely to invest may have more limited product lines, markets or financial resources and may lack management depth or experience as compared with companies with larger market capitalizations.

MAIN RISKS

      Small-company stocks offer significant appreciation potential. Generally, small-companies carry more risk than larger companies. Generally, small companies rely on limited product lines and markets, financial resources, or other factors, and this may make them more susceptible to setbacks or economic downturns. Small-company stocks tend to be more volatile in price, have fewer shares outstanding and trade less frequently than large company stocks. Therefore, small company stocks may be subject to wider price fluctuations. Many small-company stocks are traded over the counter and are not be traded in the volume typical of stocks listed on a national securities exchange.

      While typically fully invested, we may take a temporary defensive position by investing some of our assets in short-term debt securities. This could reduce the benefit from any upswing in the market.

      An investment in the fund is not a bank deposit. It is not FDIC-insured or government-endorsed. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

      This fund is a professionally managed portfolio primarily holding securities purchased with the pooled money of investors. It strives to reach its stated goal, although as with all funds, it cannot guarantee results.

We or the fund refers to Lord Abbett Small-Cap Value Fund, Inc. (the "company"), a series of Lord Abbett Research Fund, Inc., which operates under the supervision of its Board with the advice of Lord, Abbett & Co. ("Lord Abbett"), its investment manager.

About the fund. This fund is a professionally managed portfolio primarily holding securities purchased with the pooled money of investors. It strives to reach its stated goal, although as with all funds, it cannot guarantee results.

Large companies are established companies that are considered "known quantities." Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Small-Company stocks are stocks of smaller companies which often are new and less established, with a tendency to be faster-growing but more volatile than large company stocks.

You should read this entire prospectus, including "Other Investment Techniques," which concisely des-cribes the other investment strategies used by the fund and their risks.


10 The Funds

                                                            Small-Cap Value Fund

PAST PERFORMANCE

      The information below provides some indication of the risks of investing in the fund, showing changes in the fund's performance from calendar year to calendar year and by showing how the fund's average annual returns compare with those of a broad measure of market performance.

                                 AWAITING DATA

================================================================================

The table below shows a comparison of the fund's class A average annual total return to that of the Russell 2000(R) Index. Fund returns assume reinvestment of dividends and distributions and payment of the maximum applicable front-end or deferred sales charge. All periods end on December 31, 1998.

Class                                                 1 Year      Inception(iii)

A                                                      0.00.%         0.00.%
--------------------------------------------------------------------------------
Russell 2000(R) Index(ii)                              0.00.%         0.00.%
--------------------------------------------------------------------------------

FEES AND EXPENSES

      This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

================================================================================
Fee table
================================================================================

                                                                        Class Y

Shareholder Fees (Fees paid directly from your investment)
--------------------------------------------------------------------------------
Maximum Sales Charge on Purchases (as a % of offering price)              none
--------------------------------------------------------------------------------
Maximum Deferred Sales Charge (See "Purchases") none
--------------------------------------------------------------------------------
Annual Fund Operating Expenses (Expenses deducted from fund assets) (as a % of average net assets)
--------------------------------------------------------------------------------
Management Fees (See "Management")                                        0.75%
--------------------------------------------------------------------------------
Other Expenses (See "Management")                                         0.24%
--------------------------------------------------------------------------------
Total Operating Expenses                                                  0.99%
--------------------------------------------------------------------------------

================================================================================
Expense example
================================================================================

This example, like that in other funds' prospectuses, assumes a $10,000 initial investment, 5% total return each year and no changes in expenses. You pay the following expenses over the course of each period shown if you sell your shares at the end of the period, although your actual cost may be higher or lower. You would pay the same expenses, assuming you kept your shares.

Share class                          1 Year     3 Years    5 Years      10 Years

Class Y shares                        $101        $315       $547        $1,215
--------------------------------------------------------------------------------

This example is for comparison and is not a representation of the fund's actual expenses or returns, either past or present.

Past performance is not a prediction of future results.

--------------------------------------------------------------------------------
(i) Because class Y shares are new, the bar chart and table show returns for class A shares. Returns for class Y shares will be somewhat higher, because class Y shares has lower expenses.
(ii) Performance for the unmanaged Russell 2000(R) Index does not reflect transaction costs or management fees.
(iii) The date of inception of class A is 12/13/95.

Management fees are payable to Lord Abbett for the fund's investment management.

Other expenses include fees paid for miscellaneous items such as transfer agency, legal and share registration fees.


                                                                    The Funds 11

                                Your Investment

PURCHASES

      Class Y shares. Class Y shares are purchased at net asset value ("NAV") with no sales charge of any kind. The NAV of our shares is calculated every business day as of the close of the New York Stock Exchange. Our shares are continuously offered. The offering price is based on Net Asset Value ("NAV") per share next determined after we accept your order submitted in proper form. We reserve the right to withdraw all or part of the offering made by this prospectus, or to reject any purchase order. We also reserve the right to waive or change minimum investment requirements. All purchase orders are subject to our acceptance and are not binding until confirmed or accepted in writing.

      Who May Invest? Eligible purchasers of Class Y shares include: (i) certain authorized brokers, dealers, registered investment advisers or other financial institutions who either (a) have an arrangement with Lord Abbett Distributor in accordance with certain standards approved by Lord Abbett Distributor, providing specifically for the use of our Class Y shares in particular investment products made available for a fee to clients of such brokers, dealers, registered investment advisers or other financial institutions, or (b) charge an advisory consulting or other fee for their services and buy shares for their own accounts or the accounts of their clients, (ii) the trustee or custodian under any deferred compensation or pension or profit-sharing plan or payroll deduction IRA established for the benefit of the employees of any company with an account(s) in excess of $10 million managed by Lord Abbett or its sub-advisors on a private-advisory-account basis, and (iii) institutional investors, including retirement plans, companies, foundations, trusts, endowments and other entities where the total amount of potential investable assets exceeds $20 million that were not introduced to Lord Abbett by persons associated with a broker or dealer primarily involved in the retail security business. Additional payments may be made by Lord Abbett out of its own resources with respect to certain of these sales.

      How Much Must You Invest? You may buy our shares through any independent securities dealer having a sales agreement with Lord Abbett Distributor, our exclusive selling agent. Place your order with your investment dealer or send the funds to the fund you selected (P.O. Box 419100, Kansas City, Missouri 64141). The minimum initial investment is $1 million except for mutual fund wrap-fee programs which have no minimum. This offering may be suspended, changed or withdrawn by Lord Abbett Distributor which reserves the right to reject any order.

      Buying Shares Through Your Dealer. Orders for shares received by a fund prior to the close of the NYSE, or received by dealers prior to such close and received by Lord Abbett Distributor prior to the close of its business day, will be confirmed at NAV effective at such NYSE close. Orders received by dealers after the NYSE closes and received by Lord Abbett Distributor in proper form prior to the close of its next business day are executed at the NAV effective as of the close of the NYSE on that next business day. The dealer is responsible for the timely transmission of orders to Lord Abbett Distributor. A business day is a day on which the NYSE is open for trading.

      Buying Shares By Wire. To open an account, call 800-821-5129 Ext. 34028, Institutional Trade Dept., to set up your account and to arrange a wire transaction. Wire to: United Missouri Bank of Kansas City, N.A., Routing number - 101000695, bank account number: 9878002611, FBO: (account name) and (your Lord Abbett account number). Specify the complete name of the fund of your choice, note Class Y shares and include your new

NAV per share for each class of fund shares is calculated each business day at the close of regular trading on the New York Stock Exchange ("NYSE"). Each fund is open on those business days when the NYSE is open. Purchases and sales of fund shares are executed at the NAV next determined after the fund receives your order. In calculating NAV, securities for which market quotations are available are valued at those quotations. Securities for which such quotations are not available are valued at fair value under procedures approved by the Board.

Lord Abbett Distributor LLC ("Lord Abbett Distributor") acts as agent for the funds to work with investment professionals that buy and/or sell shares of the funds on behalf of their clients. Generally, Lord Abbett Distributor does not sell fund shares directly to investors.


12 Your Investment
      account number and your name. To add to an existing account, wire to:
      United Missouri Bank of Kansas City, N.A., routing number - 101000695, bank account number: 9878002611, FBO: (account name) and (your Lord Abbett account number). Specify the complete name of the fund of your choice, note Class Y shares and include your account number and your name.

REDEMPTIONS

      By Broker. Call your investment professional for directions on how to redeem your shares.

      By Telephone. To obtain the proceeds of a redemption of $50,000 or less from your account, you or your representative can call the fund at 800-821-5129.

      By Mail. Submit a written redemption request indicating, the name(s) in which the account is registered, the fund's name, the class of shares, your account number, and the dollar value or number of shares you wish to sell.

      Include all necessary signatures. If the signer has any Legal Capacity, the signature and capacity must be guaranteed by an Eligible Guarantor. Certain other legal documentation may be required. For more information regarding proper documentation call 800-821-5129.

      Normally a check will be mailed to the name and address in which the account is registered (or otherwise according to your instruction) within three business days after receipt of your redemption request. Your account balance must be sufficient to cover the amount being redeemed or your redemption order will not be processed. Redemption requests for shares initially purchased by check will not be honored for up to 15 days, unless we are assured that the check has cleared earlier.

DISTRIBUTIONS AND TAXES

      Each fund pays its shareholders dividends from its net investment income, and distributes any net capital gains that it has realized. Each fund expects to pay income dividends and capital gain distributions, if any, once a year, usually in December. Your distributions will be reinvested in your fund unless you instruct the fund to pay them to you in cash.

      The tax status of distributions is the same regardless of how long they have been in the fund or whether distributors are reinvested or paid in cash. In general, distributions are taxable as follows:

================================================================================
Federal Taxability Of Distributions

Type of                  Tax rate for taxpayer    Tax rate for taxpayer subject
distribution             subject to 15% bracket   to 28% bracket and above
--------------------------------------------------------------------------------
Income                                            Ordinary
dividends                15%                      income rate
--------------------------------------------------------------------------------
Short-term                                        Ordinary
capital gains            15%                      income rate
--------------------------------------------------------------------------------
Long-term
capital gains            10%                      20%
--------------------------------------------------------------------------------

      Except in tax-advantaged accounts, any sale or exchange of fund shares may be a taxable event.

      Annual Information - Information concerning the tax treatment of dividends and other distributions will be mailed annually to shareholders. Each fund will also provide annually to its shareholders information regarding the source of dividends and distribu-

Important Information. You may be subject to a $50 penalty under the Internal Revenue Code if you do not provide a correct taxpayer identification number (Social Security Number for individuals) or make certain required certifications. In addition, we may be required to withhold from your account and pay to the U.S. Treasury 31% of any redemption proceeds and any dividend or distribution from your account.

Eligible Guarantor is any broker or bank that is a member of the medallion stamp program. Most major securities firms and banks are members of this program. A notary public is not an eligible guarantor.

Taxes on Transactions. The chart at left also can provide a "rule of thumb" guide for your potential U.S. federal income tax liability when selling or exchanging fund shares. The second row, "Short-term capital gains," applies to fund shares sold within 12 months of purchase. The third row, "Long-term capital gains," applies to shares held for more than 12 months.

Starting January 1, 2001, sales of securities held for more than five years will be taxed at special lower rates.


                                                              Your Investment 13
      tions of capital gains paid by that fund. Because everyone's tax situation is unique, you should consult your tax adviser regarding the treatment of those distributions under the federal, state and local tax rules that apply to you, as well as the tax consequences of gains or losses from the redemption or exchange of your shares.

SERVICES FOR FUND INVESTORS

AUTOMATIC SERVICES

      We offer the following shareholder services:

      Telephone Exchange Privilege: Class Y shares may be exchanged without a service charge for Class Y shares of any eligible Lord Abbett-sponsored fund.

      Account Statements. Generally, shareholders with the same last name and address will receive quarterly account statements.

      Householding. Generally, shareholders with the same last name and address will receive a single copy of a prospectus and an annual or semi-annual report, unless additional reports are specifically requested in writing to the funds.

      Account Changes. For any changes you need to make to your account, consult your investment professional or call the fund at 800-821-5129.

      Systematic Exchange. You or your investment professional can establish a schedule of exchanges between the same classes of any Eligible Fund.

MANAGEMENT

      The funds' investment adviser is Lord, Abbett & Co., 767 Fifth Avenue, New York, NY 10153-0203. Founded in 1929, Lord Abbett manages one of the nation's oldest mutual fund complexes, with approximately $28 billion in more than 35 mutual fund portfolios and other advisory accounts. For more information about the services Lord Abbett provides to the funds, see the Statement of Additional Information.

      Affiliated Fund. The fund pays Lord Abbett a monthly fee based on average daily net assets for each month. For the fiscal year ended October 31, 1998, the fee paid to Lord Abbett was at an annual rate of .31of 1%. In addition, the fund pays all expenses not expressly assumed by Lord Abbett.

      Lord Abbett uses a team of portfolio managers and analysts acting together to manage the company's investments. W. Thomas Hudson Jr., Partner of Lord Abbett and Executive Vice President and Portfolio Manager, heads the team, the senior members of which are Mr. Hudson has been with Lord Abbett since 1982.

      Growth Opportunities Fund. The fund pays Lord Abbett a monthly fee based on the average daily net assets for each month. For the fiscal year ended October 31, 1998, Lord Abbett waived its management fee. In addition, the fund pays all expenses not expressly assumed by Lord Abbett.

      Stephen J. McGruder, Partner of Lord Abbett and Executive Vice President and Senior Portfolio Manager of the Growth Opportunities Fund is primarily responsible for the day-today management of the fund. He joined Lord Abbett in 1995 and has over 29 years of investment experience. Before joining Lord Abbett, Mr. McGruder served since October of 1988 as Vice President of Wafra Investment Advisory Group, a private investment company. Mr. McGruder is assisted by, and may delegate management duties to, other Lord Abbett employees.

Telephone Transactions. You have this privilege unless you refuse it in writing. For your security, telephone transaction requests are recorded. We will take measures to verify the identity of the caller, such as asking for your name, account number, social security or taxpayer identification number and other relevant information. The fund will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine.

Transactions by telephone may be difficult to implement in times of drastic economic or market change.

Exchanges by telephone should not be used to take advantage of short-term swings in the market. The fund reserves the right to limit or terminate this privilege for any shareholder making frequent exchanges or abusing the privilege and may revoke the privilege for all shareholders upon 60 days' written notice.


14  Your Investment

      High Yield Fund. The fund pays Lord Abbett a monthly fee based on the average daily net assets for each month. The fund commenced operations subsequent to the fiscal year ended November 30, 1998, therefore an annual rate is unavailable. In addition, the fund pays all expenses not expressly assumed by Lord Abbett.

      Christopher J. Towle, Partner of Lord Abbett and Executive Vice President and Co-Portfolio Manager of the Fund, is primarily responsible for the day-to-day management of the Fund. Mr. Towle has been with Lord Abbett since 1988 and has over 17 years of investment experience. Mr. Towle is assisted by, and may delegate management duties to, other Lord Abbett employees.

      Michael Goldstein serves as Co-Portfolio Manager of the Fund. Mr. Goldstein has been with Lord Abbett since April 1997. Before joining Lord Abbett, Mr. Goldstein was a bond trader for Credit Suisse BEA Associates from August 1992 through April 1997.

      International Fund. The fund pays Lord Abbett a monthly fee based on the average daily net assets for each month. For the fiscal year ended October 31, 1998, the fee paid to Lord Abbett was at an annual rate of .75 of 1%. In addition, the fund pays all expenses not expressly assumed by Lord Abbett.

      Lord Abbett has entered into an agreement with Fuji-Lord Abbett International Ltd. (the "Sub-Adviser"), under which the Sub-Adviser provides Lord Abbett with advice regarding the International Fund's assets. Lord Abbett pays the Sub-Adviser a monthly fee equal to 1/2 of Lord Abbett's fee.

      Christopher J. Taylor, Managing Director of the Sub-Adviser and Portfolio Manager of International Fund, is primarily responsible for fee date-to-day management of the fund. Mr. Taylor has been with the Sub-Adviser and its predecessor since 1987 and has over fifteen years of investment experience.

      Small-Cap Value Fund. The fund pays Lord Abbett a monthly fee based on the average daily net assets for each month. For the fiscal year ended November 30, 1998, the fee paid to Lord Abbett was at an annual rate of .75 of 1%. In addition, the fund pays all expenses not expressly assumed by Lord Abbett.

      Robert P. Fetch, Partner of Lord Abbett and Executive Vice President and Portfolio Manager of the Small-Cap Value Fund, is primarily responsible for the day-to-day management of the Small-in Cap Fund since its inception. Mr. Fetch is assisted by Gregory M. Macosko, and may delegate management duties to other Lord Abbett employees. Before joining Lord Abbett, Mr. Fetch was a Managing Director of Prudential Investment Advisors.


                                                              Your Investment 15

                                                            For More Information

Other Investment Techniques

      Adjusting Investment Exposure. Each fund may, but is not required to, use various strategies to change its investment exposure to adjust to changing security prices, interest rates, currency exchange rates, commodity prices and other factors. These strategies may involve buying or selling derivative instruments, such as options and futures contracts, currency exchange contracts, swap agreements, indexed securities and rights and warrants. Each fund may use these transactions to change the risk and return characteristics of each fund's portfolio. If we judge market conditions incorrectly or use a strategy that does not correlate well with the fund's investments, it could result in a loss, even if we intended to lessen risk or enhance returns. These transactions may involve a small investment of cash compared to the magnitude of the risk assumed and could produce disproportionate gains or losses. Also, these strategies could result in losses if the counterparty to a transaction does not perform as promised.

      Diversification. Each fund is a diversified fund, which means that with respect to 75% of its total assets, it will not purchase a security if, as a result, more than 5% of the fund's total assets would be invested in securities of a single issuer or the fund would hold more than 10% of the outstanding voting securities of the issuer.

      Foreign Securities. The International fund invests primarily in foreign securities; each of the other funds may invest up to 20% of their assets in foreign securities. These securities are not subject to the same degree of regulation and may be more volatile and less liquid than securities traded in major U.S. markets. This affects block trading. Foreign portfolio securities may trade on days when a fund does not value them. Fund share prices could be affected on days an investor cannot purchase or sell shares. Other risks include less information on public companies, banks and governments; political and social instability; expropriations; higher transaction costs; currency fluctuations; nondeductable withholding taxes and different accounting and settlement practices.

      Illiquid Securities. These securities include those that are not traded on the open market or that trade irregularly or in very low volume. They may be difficult or impossible to sell at the time and price the fund would like. Each underlying fund may invest up to 15% of its assets in illiquid securities.

      Portfolio Securities Lending. Each fund may lend securities to broker-dealers and financial institutions, as a means of earning income. This practice could result in a loss or delay in recovering a fund's securities, if the borrower defaults. Each fund will limit its securities loans to 331/3% of its total assets.

      Repurchase Agreements. In a Repurchase Agreement, a fund buys a security at one price from a broker-dealer or financial institution and simultaneously agrees to sell the same security back to the same party at a higher price in the future. If the other party to the agreement defaults or becomes insolvent, a fund could lose money.

      When-Issued or Delayed Delivery Securities. Each fund may purchase or sell securities with payment and delivery taking place as much as a month or more later. A fund would do this in an effort to buy or sell the securities at an advantageous price and Yield. The securities involved are subject to market fluctuation and no interest accrues to the purchaser during the period between purchase and settlement. At the time of delivery of


16 For More Information
      the securities, their market value may be less than the purchase price. Also, if a fund commits a significant amount of assets to when-issued or delayed delivery transactions, it may increase the volatility of the fund's net asset value.

Glossary of shaded Terms

      Additional Concessions. Lord Abbett Distributor may, for specified periods, allow dealers to retain the full sales charge for sales of shares or may pay an additional concession to a dealer who sells a minimum dollar amount of our shares and/or shares of other Lord Abbett-sponsored funds. In some instances, such additional concessions will be offered only to certain dealers expected to sell significant amounts of shares. Additional payments may be paid from Lord Abbett Distributor's own resources or from distribution fees received from a fund and will be made in the form of cash or, if permitted, non-cash payments. The non-cash payments will include business seminars at Lord Abbett's headquarters or other locations, including meals and entertainment, or the receipt of merchandise. The cash payments may include payment of various business expenses of the dealer.

      In selecting dealers to execute portfolio transactions for a fund's portfolio, if two or more dealers are considered capable of obtaining best execution, we may prefer the dealer who has sold our shares and/or shares of other Lord Abbett-sponsored funds.

      Authorized Institutions. Institutions and persons permitted by law to receive service and/or distribution fees under a Rule 12b-1 plan are "authorized institutions." Lord Abbett Distributor is an Authorized Institution.

      Eligible Fund. An Eligible Fund is any Lord Abbett-sponsored fund except for: (1) certain tax-free, single-state funds where the exchanging shareholder is a resident of a state in which such fund is not offered for sale; (2) Lord Abbett Equity Fund; (3) Lord Abbett Series Fund; and (4) Lord Abbett U.S. Government Securities Money Market Fund ("GSMMF") (except for holdings in GSMMF which are attributable to any shares exchanged from the Lord Abbett family of funds). An Eligible Fund also is any Authorized Institution's affiliated money market fund satisfying Lord Abbett Distributor as to certain omnibus account and other criteria.

      Legal Capacity. This term refers to the authority of an individual to act on behalf of an entity or other person(s). For example, if a redemption request were to be made on behalf of the estate of a deceased shareholder, John W. Doe, by a person (Robert A. Doe) who has the legal capacity to act for the estate of the deceased shareholder because he is the executor of the estate, then the request must be executed as follows: Robert A. Doe, Executor of the Estate of John W. Doe. That signature using that capacity must be guaranteed by an Eligible Guarantor.

      To give another example, if a redemption request were to be made on behalf of the ABC Corporation by a person (Mary B. Doe) who has the legal capacity to act on the behalf of the Corporation, because she is the president of the Corporation, the request must be executed as follows: ABC Corporation by Mary B. Doe, President. That signature using that capacity must be guaranteed by an Eligible Guarantor.

      Mutual Fund Advisory Program. This includes certain unaffiliated authorized brokers, dealers, registered investment advisers or other financial institutions who either (a) have an arrangement with Lord Abbett Distributor in accordance with certain standards approved by Lord Abbett Distributor, providing specifically for the use of fund shares (and sometimes providing for acceptance of orders for such shares on Lord Abbett Distributor's behalf) in particular investment products made available for a fee to clients

Guaranteed signature. An acceptable form of guarantee would be as follows:

o     In the case of the estate -

      Robert A. Doe
      Executor of the Estate of
      John W. Doe

      [Date]

         SIGNATURE GUARANTEED
         MEDALLION GUARANTEED
          NAME OF GUARANTOR

          /s/ [ILLEGIBLE]
--------------------------------------
                  AUTHORIZED SIGNATURE
( 960)                 x 9 6 0 3 4 7 0
SECURITIES TRANSFER AGENTS PROGRAM(sm)
                                    SR

o     In the case of the corporation - ABC Corporation

      Mary B. Doe
      By Mary B. Doe, President
      [Date]

         SIGNATURE GUARANTEED
         MEDALLION GUARANTEED
          NAME OF GUARANTOR

          /s/ [ILLEGIBLE]
--------------------------------------
                  AUTHORIZED SIGNATURE
( 960)                 x 9 6 0 3 4 7 0
SECURITIES TRANSFER AGENTS PROGRAM(sm)
                                    SR



                                                         For More Information 17
      of such brokers, dealers, registered investment advisers and other financial institutions or (b) who charge an advisory, consulting or other fee for their services and buy shares for their own accounts or the accounts of their clients.

      Purchaser. The term "purchaser" includes: (i) an individual; (ii) an individual and his or her spouse and children under the age of 21; and
      (iii) a trustee or other fiduciary purchasing shares for a single trust estate or single fiduciary account (including a pension, profit-sharing, or other employee benefit trust qualified under Section 401 of the Internal Revenue Code - more than one qualified employee benefit trust of a single employer, including its consolidated subsidiaries, may be considered a single trust, as may qualified plans of multiple employers registered in the name of a single bank trustee as one account), although more than one beneficiary is involved.

Recent Performance

      Affiliated Fund. During the past fiscal year, the stock market and the fund enjoyed returns above historical averages due to an environment of solid economic growth, low inflation and strong corporate profit gains. Throughout most of the period, the portfolio has been evenly diversified, but with a moderate overweighting in financial stocks. Furthermore, we have shifted our focus within this group of stocks towards insurance companies, which are benefiting from industry-wide consolidation and cost-cutting efforts.

      Growth Opportunities Fund. To come from Annual Report

      High Yield Fund. To come from Annual Report

      International Fund. The fund's investment strategy consisted of holding a relatively concentrated portfolio, comprised of a restricted number of markets and stocks on industry-leading companies. The stocks were bought at low valuation levels, and in line with our investment philosophy, which means that we used the recent period of market weakness to steadily add to existing positions.

      In addition, the fund was not invested in the emerging and Far Eastern markets, but was instead concentrated primarily in Europe and Canada. This, in addition to the funds superior stock selection, contributed to the last fiscal year's high performance. Throughout this period, portfolio turnover remained low. We used new purchase monies to add to our existing holdings during this period. As a result, there was very little actual change to our list. Throughout this period, portfolio turnover remained low.

      Small-Cap Value Fund. To come from Annual Report

Year 2000 Issues. Each fund could be adversely affected if the computers used by each fund and their service providers do not properly process and calculate date-related information from and after January 1, 2000.

While year 2000-related computer problems could have a negative effect on each fund, Lord Abbett is working to avoid such problems and has assurances from each fund's service providers that they are taking similar steps. However, because the problem is unprecedented and efforts to identify and fix it are on-going, we don't know whether these efforts will be successful. Accordingly, each fund may be adversely affected.


18 For More Information

                                                                 Affiliated Fund

                             Financial Information

FINANCIAL HIGHLIGHTS

      This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These Financial Highlights have been audited by Deloitte & Touche LLP, the fund's independent auditors, in conjunction with their annual audit of the fund's financial statements. Financial statements for the fiscal year ended October 31, 1998 and the Independent Auditors' Report thereon appear in the Annual Report to Shareholders for the fiscal year ended October 31, 1998 and are incorporated by reference into the Statement of Additional Information, which is available upon request. Certain information reflects financial results for a single fund share.

================================================================================
                                                             Class Y Shares
                                  ----------------------------------------------
                                                          Year Ended October 31,
Per Share Operating Performance:                                    1998(a)
Net asset value, beginning of year                              $  15.44
--------------------------------------------------------------------------------
Income from investment operations
--------------------------------------------------------------------------------
  Net investment income                                              .15
--------------------------------------------------------------------------------
  Net realized and unrealized
--------------------------------------------------------------------------------
    gain (loss) on investments                                      (.89)
--------------------------------------------------------------------------------
Total from investment operations                                    (.74)
--------------------------------------------------------------------------------
Distributions
--------------------------------------------------------------------------------
  Dividends from net investment income                              (.13)
--------------------------------------------------------------------------------
  Distributions from net realized gain                                --
--------------------------------------------------------------------------------
Net asset value, end of year                                    $  14.57
--------------------------------------------------------------------------------
Total Return(b)                                                    (4.77)%
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
--------------------------------------------------------------------------------
  Expenses excluding waiver                                         0.24%
--------------------------------------------------------------------------------
  Net investment income                                             0.00%
--------------------------------------------------------------------------------

================================================================================
                                                          Year Ended October 31,
                                  ----------------------------------------------
Supplemental Data For All Classes:                                1998
--------------------------------------------------------------------------------
Net Assets, end of year (000)                                 $   8,520,603
--------------------------------------------------------------------------------
Portfolio turnover rate                                           56.49%
--------------------------------------------------------------------------------

(a)   From March 27, 1998 to October 31, 1998 commencement of operations.
(b) Total return is not annualized and assumes the reinvestment of all distributions..
(c)   Not annualized.
      See Notes to Financial Statements.


                                                        Financial Information 19

LINE GRAPH COMPARISON

      Immediately below is a comparison of a $10,000 investment in class Y shares to the same investment in the S&P 500(R) Index, assuming reinvestment of all dividends and distributions.

================================================================================

                                 AWAITING DATA

================================================================================
                Average Annual Total Return At Maximum Applicable
              Sales Charge For The Periods Ending October 31, 1998

                           1 Year            5 Years          10 Years (or Life)
--------------------------------------------------------------------------------
Class Y(4)                  4.40%             4.66%                 7.65%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1)   Reflects the deduction of the maximum initial sales charge of 4.75%.
(2) Performance for the unmanaged S&P 500(R) Index does not reflect transaction costs, management fees or sales charges.
(3)   Source: Lipper Analytical Services.
(4) This shows total return which is the percent change in value, after deduction of the maximum initial sales charge of 4.75% applicable to class A shares, with all dividends and distributions reinvested for the periods shown ending September 30, 1998 using the SEC-required uniform method to compute total return. The class Y share inception date is 12/10/97.


20 Financial Information

                                                              International Fund

FINANCIAL HIGHLIGHTS

      This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These Financial Highlights have been audited by Deloitte & Touche LLP, the fund's independent auditors, in conjunction with their annual audit of the fund's financial statements. Financial statements for the fiscal year ended October 31, 1998 and the Independent Auditors' Report thereon appear in the Annual Report to Shareholders for the fiscal year ended October 31, 1998 and are incorporated by reference into the Statement of Additional Information, which is available upon request. Certain information reflects financial results for a single fund share.

--------------------------------------------------------------------------------
                                                     Class Y Shares
                                      ------------------------------------------
                                                  Year Ended October 31,
Per Share Operating Performance:                         1998(a)
Net asset value, beginning of year                       $11.28
--------------------------------------------------------------------------------
Income from investment operations
--------------------------------------------------------------------------------
  Net investment income                                     .15
--------------------------------------------------------------------------------
  Net realized and unrealized
--------------------------------------------------------------------------------
    gain (loss) on investments                              .98
--------------------------------------------------------------------------------
Total from investment operations                            .74
--------------------------------------------------------------------------------
Distributions
--------------------------------------------------------------------------------
  Dividends from net investment income                     1.13
--------------------------------------------------------------------------------
  Distributions from net realized gain                       --
--------------------------------------------------------------------------------
Net asset value, end of year                                 --
--------------------------------------------------------------------------------
Total Return(b)(c)                                        10.02%
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
--------------------------------------------------------------------------------
  Expenses excluding waiver                                0.84%
--------------------------------------------------------------------------------
  Net investment income                                   1.11%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                  Year Ended October 31,
                                      ------------------------------------------
Supplemental Data For All Classes:            1998                      1997(d)
--------------------------------------------------------------------------------
Net Assets, end of year (000)               $153,033                    $37,334
--------------------------------------------------------------------------------
Portfolio turnover rate                        20.52%                     29.72%
--------------------------------------------------------------------------------

(a)   From December 30, 1997 to October 31, 1998 commencement of operations.
(b) Total return is not annualized and assumes the reinvestment of all distributions..
(c)   Not annualized.
(d)   From December 30, 1996 to October 31, 1997.
      See Notes to Financial Statements.


                                                        Financial Information 21

LINE GRAPH COMPARISON

      Immediately below is a comparison of a $10,000 investment in class Y shares to the same investment in the Morgan Stanley European, Australasia and Far East Index(R) ("EAFE Index(R)"), assuming reinvestment of all dividends and distributions.

================================================================================

                                 AWAITING DATA

================================================================================
                Average Annual Total Return At Maximum Applicable
              Sales Charge For The Periods Ending October 31, 1998

                                 1 Year         5 Years       10 Years (or Life)
--------------------------------------------------------------------------------
Class Y(4)                        4.40%          4.66%              7.65%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Reflects the deduction of the maximum initial sales charge of 4.75%.
(2) Performance for the unmanaged Lehman Municipal Bond Index does not reflect transaction costs, management fees or sales charges.
(3)   Source: Lipper Analytical Services.
(4) This shows total return which is the percent change in value, after deduction of the maximum initial sales charge of 4.75% applicable to class A shares, with all dividends and distributions reinvested for the periods shown ending September 30, 1998 using the SEC-required uniform method to compute total return. The class Y share inception date is 12/10/97.


22 Financial Information

                                                            Small-Cap Value Fund

FINANCIAL HIGHLIGHTS

      This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These Financial Highlights have been audited by Deloitte & Touche LLP, the fund's independent auditors, in conjunction with their annual audit of the fund's financial statements. Financial statements for the fiscal year ended November 30, 1998 and the Independent Auditors' Report thereon appear in the Annual Report to Shareholders for the fiscal year ended November 30, 1998 and are incorporated by reference into the Statement of Additional Information, which is available upon request. Certain information reflects financial results for a single fund share.

--------------------------------------------------------------------------------
                                                            Class Y Shares
                                    --------------------------------------------
                                                         Year Ended November 30,
Per Share Operating Performance:                                  1998(a)
Net asset value, beginning of period                              $16.34
--------------------------------------------------------------------------------
Income from investment operations
--------------------------------------------------------------------------------
  Net investment income                                              .01(c)
--------------------------------------------------------------------------------
  Net realized and unrealized
--------------------------------------------------------------------------------
    gain (loss) on investments                                      1.93
--------------------------------------------------------------------------------
Total from investment operations                                    1.94
--------------------------------------------------------------------------------
Distributions
--------------------------------------------------------------------------------
  Dividends from net investment income                                --
--------------------------------------------------------------------------------
  Distributions from net realized gain                                --
--------------------------------------------------------------------------------
Net asset value, end of period                                    $14.40
--------------------------------------------------------------------------------
Total Return(b)                                                   (11.87)%(d)
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
--------------------------------------------------------------------------------
  Expenses                                                          0.96%(d)
--------------------------------------------------------------------------------
  Net investment income (loss)                                      0.05%(d)
--------------------------------------------------------------------------------

================================================================================
                                                         Year Ended November 30,
                                    --------------------------------------------
Supplemental Data For All Classes:                                1998
Net Assets, end of year (000)                                   $515,379
--------------------------------------------------------------------------------
Portfolio turnover rate                                            67.86%
--------------------------------------------------------------------------------

(a) From December 30, 1997 to November 30, 1998 commencement of operations (unaudited).
(b) Total return is not annualized and assumes the reinvestment of all distributions..
(c)   amount less than 0.01%.
(d)   Not annualized.
      See Notes to Financial Statements.


                                                        Financial Information 23

LINE GRAPH COMPARISON

      Immediately below is a comparison of a $10,000 investment in class Y shares to the same investment in the Russell 2000(R) Index, assuming reinvestment of all dividends and distributions.

================================================================================

                                 AWAITING DATA

================================================================================
                Average Annual Total Return At Maximum Applicable
              Sales Charge For The Periods Ending November 30, 1998

                                 1 Year         5 Years       10 Years (or Life)
--------------------------------------------------------------------------------
Class Y(4)                        4.40%          4.66%             7.65%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Reflects the deduction of the maximum initial sales charge of 4.75%.
(2) Performance for the unmanaged Lehman Municipal Bond Index does not reflect transaction costs, management fees or sales charges.
(3)   Source: Lipper Analytical Services.
(4) This shows total return which is the percent change in value, after deduction of the maximum initial sales charge of 4.75% applicable to class A shares, with all dividends and distributions reinvested for the periods shown ending September 30, 1998 using the SEC-required uniform method to compute total return. The class Y share inception date is 12/10/97.


24 Financial Information

      More information on these funds is available free upon request, including the following:

Annual/Semi-annual Report

      Describes the funds, lists portfolio holdings and contains a letter from the funds' manager discussing recent market conditions and each fund's investment strategies.

Statement of Additional Information ("SAI")

   Provides more details about the funds and their policies. A current SAI is on file with the Securities and Exchange Commission ("SEC") and is incorporated by reference (is legally considered part of this prospectus).

      Affiliated Fund
      Growth Opportunities Fund
      High Yield Fund
      International Fund
      Small-Cap Value Fund

      The General Motors Building
      767 Fifth Avenue
      New York, NY 10153-0203
      ---------------------------
      SEC file number: 811-3, 811-07538,811-07988, 811-07538, 811-06650

To obtain information:

By telephone. Call the funds at
800-426-1130

By mail. Write to the funds at:
The Lord Abbett Family of Funds
767 Fifth Avenue
New York, NY 10153-0203

Via the Internet. Text only
versions of fund documents
can be viewed online or
downloaded from:

Lord, Abbett & Co.
http://www.lordabbett.com

SEC
http://www.sec.gov

You can also obtain copies by visiting the SEC's Public Reference Room in Washington, DC (phone 800-SEC-0330) or by sending your request and a duplicating fee to the SEC's Public Reference Section, Washington, DC 20549-6009.

LAPROSP-Y-1-399
(3/99)

      Affiliated Fund
      Growth Opportunities Fund
      High Yield Fund
      International Fund
      Small-Cap Value Fund

      The General Motors Building
      767 Fifth Avenue
      New York, NY 10153-0203
      ---------------------------
      SEC file number: 811-3, 811-07538,811-07988, 811-07538, 811-06650

Lord, Abbett & Co.
Statement of Additional Information                                March 1, 1999

                           Lord Abbett Affiliated Fund
                        Lord Abbett Small-Cap Value Fund
                      Lord Abbett Growth Opportunities Fund
                         Lord Abbett International Fund
                           Lord Abbett High Yield Fund
------------------------------------------------------------------------------
This Statement of Additional Information is not a Prospectus. A Prospectus for Class Y shares of the Funds identified below may be obtained from your securities dealer or from Lord Abbett Distributor LLC ("Lord Abbett Distributor") at the General Motors Building, 767 Fifth Avenue, New York, New York 10153-0203. This Statement relates to, and should be read in conjunction with, the Prospectus dated March 1, 1999. This Statement of Additional Information, relating to Lord Abbett Affiliated Fund, Inc. ("Affiliated Fund"); Lord Abbett Small-Cap Fund ("Small-Cap Fund") and Lord Abbett Growth Opportunities Fund ("Growth Opportunities Fund"), both of which are series of Lord Abbett Research Fund, Inc.; Lord Abbett International Fund ("International Fund"), which is a series of Lord Abbett Securities Trust; and Lord Abbett High Yield Fund ("High Yield Fund"), which is a series of Lord Abbett Investment Trust, (each individually "we" or the "Fund", collectively (the "Funds"), may be obtained from your securities dealer or from Lord Abbett Distributor LLC ("Lord Abbett Distributor") at The General Motors Building, 767 Fifth Avenue, New York, New York 10153-0203. This Statement of Additional Information relates to, and should be read in conjunction with, the Prospectus dated March 1, 1999 (the "Prospectus").

Our Boards of Directors/Trustees have authority to create and classify shares in separate series, without further action by shareholders. To date, the Boards of Directors/Trustees have authorized five classes of shares for each Fund (Class A, B, C and Y), and five classes of shares for Affiliated Fund (Class A, B, C, Y and P). The Board of a Fund will allocate a Fund's shares among its classes from time to time. All shares of a Fund have equal noncumulative voting rights and equal rights with respect to dividends, assets and liquidation, except for certain class-specific expenses. They are fully paid and nonassessable when issued and have no preemptive or conversion rights. Although no present plans exist to do so, further classes or series may be added to one or more of the Funds in the future. The Investment Company Act of 1940, as amended (the "Act"), requires that where more than one series exists for a Fund, each series must be preferred over all other series in respect of assets specifically allocated to such series.

Rule 18f-2 under the Act provides that any matter required to be submitted, by the provisions of the Act or applicable state law or otherwise, to the holders of the outstanding voting securities of an investment company such as a Fund shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each class or series affected by such matter. Rule 18f-2 further provides that a class or series shall be deemed to be affected by a matter unless the interests of each class or series in the matter are substantially identical or the matter does not affect any interest of such class or series. However, the Rule exempts the selection of independent public accountants, the approval of principal distribution contracts and the election of directors from the separate voting requirements of the Rule.

Shareholder inquiries should be made by writing directly to your Fund or by calling 800-821-5129. In addition, you can make inquiries through Lord Abbett Distributor.

                        TABLE OF CONTENTS                         PAGE
                  1.    Investment Policies                       2
                  2.    Directors (Trustees) and Officers         11
                  3.    Investment Advisory and Other Services    16
                  4.    Portfolio Transactions                    18
                  5.    Purchases, Redemptions
                        and Shareholder Services                  19
                  6.    Taxes                                     20
                  7.    Past Performance                          21
                  8.    Information About The Funds               22
                  9.    Financial Statements                      23

                                       1.
                               Investment Policies

Each Fund will not change its investment objective mentioned in the Prospectus or the following fundamental investment restrictions without shareholder approval. If a Fund determines that its objective can best be achieved by a change in any non-fundamental investment policy, strategy or restriction, it may make such change without shareholder approval by disclosing it in the Prospectus or Statement of Additional Information.

Fundamental Investment Restrictions. Each Fund may not: (1) borrow money, except that (i) each Fund may borrow from banks (as defined in the Investment Company Act of 1940, as amended (the "Act")) in amounts up to 33 1/3% of its total assets (including the amount borrowed), (ii) each Fund may borrow up to an additional 5% of its total assets for temporary purposes, (iii) each Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities and (iv) each Fund may purchase securities on margin to the extent permitted by applicable law; (2) pledge its assets (other than to secure borrowings, or to the extent permitted by the Fund's investment policies as permitted by applicable law); (3) engage in the underwriting of securities, except pursuant to a merger or acquisition or to the extent that, in connection with the disposition of its portfolio securities, it may be deemed to be an underwriter under federal securities laws; (4) make loans to other persons, except that the acquisition of bonds, debentures or other corporate debt securities and investment in government obligations, commercial paper, pass-through instruments, certificates of deposit, bankers acceptances, repurchase agreements or any similar instruments shall not be subject to this limitation, and except further that each Fund may lend its portfolio securities, provided that the lending of portfolio securities may be made only in accordance with applicable law; (5) buy or sell real estate (except that each Fund may invest in securities directly or indirectly secured by real estate or interests therein or issued by companies which invest in real estate or interests therein) or commodities or commodity contracts (except to the extent each Fund may do so in accordance with applicable law and without registering as a commodity pool operator under the Commodity Exchange Act as, for example, with futures contracts); (6) with respect to 75% of the gross assets of each Fund, buy securities of one issuer representing more than (i) 5% of each Fund's gross assets, except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or (ii) 10% of the voting securities of such issuer; (7) invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding securities of the U.S. Government, its agencies and instrumentalities); or (8) issue senior securities to the extent such issuance would violate applicable law.

With respect to the restrictions mentioned herein, compliance therewith will not be affected by changes in the market value of portfolio securities but will be determined at the time of purchase or sale of such securities.

Non-Fundamental Investment Restrictions. In addition to the investment restrictions above which cannot be changed without shareholder approval, each Fund also is subject to the following non-fundamental investment policies which may be changed by the Boards of Directors (Trustees) without shareholder approval. Each Fund may not: (1) borrow in excess of 33 1/3% of its total assets (including the amount borrowed), and then only as a temporary measure for extraordinary or emergency purposes; (2) make short sales of securities or maintain a short position except to the extent permitted by applicable law; (3) invest knowingly more than 15% of its net assets (at the time of investment) in illiquid securities, except for securities qualifying for resale under Rule 144A of the Securities Act of 1933, deemed to be liquid by the Boards of Directors (Trustees); (4) invest in the securities of other investment companies as defined under the Act, (in the case of the International Fund, as long as the Fund is an underlying fund in a fund-of-funds structure) except as permitted by applicable law; (5) invest in securities of issuers which, with their predecessors, have a record of less than three years of continuous operation, if more than 5% of each Fund's total assets would be invested in such securities (this restriction shall not apply to mortgaged-backed securities, asset-backed securities or obligations issued or guaranteed by the U. S. Government, its agencies or instrumentalities); (6) hold securities of any issuer if more than 1/2 of 1% of the securities of such issuer are owned beneficially by one or more of each Fund's officers or directors (trustees) or by one or more partners or members of the Fund's underwriter or investment adviser if these owners in the aggregate own beneficially more than 5% of the securities of such issuer; (7) invest in warrants if, at the time of the acquisition, its investment in warrants, valued at the lower of cost or market, would exceed 5% of each Fund's total assets (included within such limitation, but not to exceed 2% of each Fund's total assets, are warrants which are not listed on the New York or American Stock Exchange or a major foreign exchange); (8) invest in real estate limited partnership interests or interests in oil, gas or other mineral leases, or exploration or other development programs, except that each Fund may invest in securities issued by companies that engage in oil, gas or other mineral exploration or other development activities; (9) write, purchase or sell puts, calls, straddles, spreads or combinations thereof, except to the extent permitted in a Fund's prospectus and statement of additional information, as they may be amended from time to time; (10) buy from or sell to any of a Fund's officers, directors (trustees), employees, or its investment adviser or any of a Fund's officers, directors (trustees), partners or employees, any securities other than shares of a Fund; (11) with respect to Affiliated Fund, pledge, mortgage or hypothecate its assets; however, this provision does not apply to the grant of escrow receipts or the entry into other similar escrow arrangements arising out of the writing of covered call options; and (12) with respect to High Yield Fund, invest more than 10% of the market value of its gross assets at the time of investment in debt securities which are in default as to interest or principal.

For the year ended October 31, 1998, Affiliated Fund's portfolio turnover rate was 56.49% versus 46.41% for the prior year. For the year ended November 30, 1998, the Small-Cap Fund's portfolio turnover rate was 67.86% versus 45.24% for the prior year. For the year ended October 31, 1998, the International Fund's portfolio turnover rate was 20.52% versus 29.72% for the period December 13, 1996 (commencement of operations) to October 31, 1997. For the year ended November 30, 1998, the Growth Opportunities Fund's turnover rate was 136.81% versus 52.86% for the prior year.

With respect to the Affiliated Fund, it has no current intention to do so, but may invest in financial futures & options on financial futures.

INVESTMENT TECHNIQUES

Lending Portfolio Securities (Affiliated Fund, Growth Opportunities Fund, International Fund, Small-Cap Fund) The Funds may lend portfolio securities to registered broker-dealers. These loans may not exceed 30% of total assets. The Funds' loans of securities will be collateralized by cash or marketable securities issued or guaranteed by the U.S. Government or its agencies ("U.S. Government Securities") or other permissible means. The cash or instruments collateralizing the loans of securities will be maintained at all times in an amount at least equal to the current market value of the loaned securities. From time to time, the Funds may allow to the borrower and/or a third party that is not affiliated with the Funds and is acting as a "placing broker" a part of the interest received with respect to the investment of collateral received for securities loaned. No fee will be paid to affiliated persons of the Funds.

By lending portfolio securities, the Funds can increase their income by continuing to receive interest on the loaned securities as well as by either investing the cash collateral in permissible investments, such as U.S. Government Securities, or obtaining yield in the form of interest paid by the borrower when such U.S. Government Securities are used as collateral. The Funds will comply with the following conditions whenever they loans securities: (i) the Funds must receive at least 100% collateral from the borrower; (ii) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (iii) the Funds must be able to terminate the loan at any time; (iv) the Funds must receive reasonable compensation with respect to the loan, as well as any dividends, interest or other distributions on the loaned securities; (v) the Funds may pay only reasonable fees in connection with the loan and (vi) voting rights on the loaned securities may pass to the borrower except that, if a material event adversely affecting the investment in the loaned securities occurs, the Funds' Board must terminate the loan and regain the right to vote the securities.

Rule 144A Securities (Affiliated Fund) We may invest in securities qualifying for resale to "qualified institutional buyers" under SEC Rule 144A that are determined by the Board, or by Lord Abbett pursuant to the Board's delegation, to be liquid securities. The Board will review quarterly the liquidity of the investments the Fund makes in such securities. Investments by the Fund in Rule 144A securities initially determined to be liquid could have the effect of diminishing the level of the Fund's liquidity during periods of decreased market interest in such securities among qualified institutional buyers.

Other Investment Policies (Affiliated Fund) As stated in the Prospectus, the Fund may write covered call options which are traded on a national securities exchange with respect to securities in our portfolio in an attempt to increase income and to provide greater flexibility in the disposition of portfolio securities. A "call option" is a contract sold for a price (the "premium") giving its holder the right to buy a specific number of shares of stock at a specific price prior to a specified date. A "covered call option" is a call option issued on securities already owned by the writer of the call option for delivery to the holder upon the exercise of the option. During the period of the option, the Fund will forgo the opportunity to profit from any increase in the market price of the underlying security above the exercise price of the option (to the extent that the increase exceeds our net premium). We also may enter into "closing purchase transactions" in order to terminate the obligation to deliver the underlying security (this may result in a short-term gain or loss). A closing purchase transaction is the purchase of a call option (at a cost which may be more or less than the premium received for writing the original call option) on the same security, with the same exercise price and call period as the option previously written. If the Fund is unable to enter into a closing purchase transaction, it may be required to hold a security that it might otherwise have sold to protect against depreciation. The Fund does not intend to write covered call options with respect to securities with an aggregate market value of more than 10% of its gross assets at the time an option is written. This percentage limitation will not be increased without prior disclosure in the Fund's current Prospectus.

Repurchase Agreements (International Fund) The Fund may enter into repurchase agreements with respect to a security. A repurchase agreement is a transaction by which the Fund acquires a security and simultaneously commits to resell that security to the seller (a bank or securities dealer) at an agreed upon price on an agreed upon date. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or date of maturity of the purchased security. In this type of transaction, the securities purchased by each Fund have a total value in excess of the value of the repurchase agreement. The Fund requires at all times that the repurchase agreement be collateralized by cash or U.S. Government securities having a value equal to, or in excess of, the value of the repurchase agreement. Such agreements permit the Fund to keep all of its assets at work while retaining flexibility in pursuit of investments of a longer term nature.

The use of repurchase agreements involves certain risks. For example, if the seller of the agreement defaults on its obligation to repurchase the underlying securities at a time when the value of these securities has declined, the Fund may incur a loss upon disposition of them. If the seller of the agreement becomes insolvent and subject to liquidation or reorganization under the Bankruptcy Code or other laws, a bankruptcy court may determine that the underlying securities are collateral not within the control of each Fund and are therefore subject to sale by the trustee in bankruptcy. Even though the repurchase agreements may have maturities of seven days or less, they may lack liquidity, especially if the issuer encounters financial difficulties. While Fund management acknowledges these risks, it is expected that they can be controlled through stringent selection criteria and careful monitoring procedures. Fund management intends to limit repurchase agreements to transactions with dealers and financial institutions believed by Fund management to present minimal credit risks. Fund management will monitor creditworthiness of the repurchase agreement sellers on an ongoing basis.

The Fund will enter into repurchase agreements only with those primary reporting dealers that report to the Federal Reserve Bank of New York and with the 100 largest United States commercial banks and the underlying securities purchased under the agreements will consist only of those securities in which the Fund otherwise may invest.

Warrants (International Fund) Pursuant to Texas regulations, the Fund will not invest more than 5% of its assets in warrants and not more than 2% of such value in warrants not listed on the New York or American Stock Exchanges, except when they form a unit with other securities. As a matter of operating policy, we will not invest more than 5% of our net assets in rights.

Covered Call Options (International Fund) As stated in the Prospectus, the Fund may write covered call options which are traded on a national securities exchange with respect to securities in its portfolio in an attempt to increase its income and to provide greater flexibility in the disposition of its portfolio securities. A "call option" is a contract sold for a price (the "premium") giving its holder the right to buy a specific number of shares of stock at a specific price prior to a specified date. A "covered call option" is a call option issued on securities already owned by the writer of the call option for delivery to the holder upon the exercise of the option. During the period of the option, the Fund forgoes the opportunity to profit from any increase in the market price of the underlying security above the exercise price of the option (to the extent that the increase exceeds its net premium). The Fund may enter into "closing purchase transactions" in order to terminate its obligation to deliver the underlying security (this may result in a short-term gain or loss). A closing purchase transaction is the purchase of a call option (at a cost which may be more or less than the premium received for writing the original call option) on the same security, with the same exercise price and call period as the option previously written. If the Fund is unable to enter into a closing purchase transaction, it may be required to hold a security that it might otherwise have sold to protect against depreciation. The Fund intends to write covered call options with respect to securities with an aggregate market value of more than 5% of its gross assets at the time an option is written. This percentage limitation will not be increased without prior disclosure in the current Prospectus.

The Fund's custodian will segregate cash or liquid high-grade debt securities in an amount not less than that required by Securities and Exchange Commission ("SEC") Release 10666 with respect to the Fund's assets committed to written covered call options. If the value of the segregated securities declines, additional cash or debt securities will be added on a daily basis (i.e., marked-to-market) so that the segregated amount will not be less than the amount of the Fund's commitments with respect to such written options.

Financial Futures Contracts (International Fund) The Fund may enter into contracts for the future delivery of a financial instrument, such as a security or the cash value of a securities index. This investment technique is designed primarily to hedge (i.e., protect) against anticipated future changes in interest rates or market conditions which otherwise might adversely affect the value of securities which we hold or intend to purchase. A "sale" of a futures contract means the undertaking of a contractual obligation to deliver the securities or the cash value of an index called for by the contract at a specified price during a specified delivery period. A "purchase" of a futures contract means the undertaking of a contractual obligation to acquire the securities or cash value of an index at a specified price during a specified delivery period. At the time of delivery pursuant to the contract, adjustments are made to recognize differences in value arising from the delivery of securities which differ from those specified in the contract. In some cases, securities called for by a futures contract may not have been issued at the time the contract was written. The Fund will not enter into any futures contracts or options on futures contracts if the aggregate of the market value of the securities covered by its outstanding futures contracts and securities covered by futures contracts subject to the outstanding options written by it would exceed 50% of its total assets.

Although some financial futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases, a party will close out the contractual commitment before delivery without having to make or take delivery of the security by purchasing (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, if effected through a member of an exchange, cancels the obligation to make or take delivery of the securities. All transactions in the futures market are made, offset or fulfilled through a clearing house associated with the exchange on which the contracts are traded. The International Fund will incur brokerage fees when it purchases or sells contracts and will be required to maintain margin deposits. At the time it enters into a futures contract, it is required to deposit with its custodian, on behalf of the broker, a specified amount of cash or eligible securities called "initial margin." The initial margin required for a futures contract is set by the exchange on which the contract is traded. Subsequent payments, called "variation margin," to and from the broker are made on a daily basis as the market price of the futures contract fluctuates. The costs incurred in connection with futures transactions could reduce the Fund's return. Futures contracts entail risks. If the investment adviser's judgment about the general direction of interest rates or markets is wrong, the overall performance may be poorer than if no such contracts had been entered into.

There may be an imperfect correlation between movements in prices of futures contracts and portfolio securities being hedged. The degree of difference in price movements between futures contracts and the securities (or securities indices) being hedged depends upon such things as variations in demand for futures contracts and securities underlying the contracts and differences between the liquidity of the markets for such contracts and the securities underlying them. In addition, the market prices of futures contracts may be affected by certain factors not directly related to the underlying securities. At any given time, the availability of futures contracts, and hence their prices, are influenced by credit conditions and margin requirements. Due to the possibility of price distortions in the futures market and because of the imperfect correlation between movements in the prices of securities and movements in the prices of futures contracts, a correct forecast of market trends by the investment adviser may not result in a successful hedging transaction.

Options on Financial Futures Contracts (International Fund) The Fund may purchase and write call and put options on financial futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise, the writer of the option delivers the futures contract to the holder at the exercise price. The Fund would be required to deposit with our custodian initial margin and maintenance margin with respect to put and call options on futures contracts written by us. Options on futures contracts involve risks similar to the risks relating to transactions in financial futures contracts described above. Generally speaking, a given dollar amount used to purchase an option on a financial futures contract can hedge a much greater value of underlying securities than if that amount were used to directly purchase the same financial futures. Should the event that the Fund intends to hedge (or protect) against not materialize, however, the option may expire worthless, in which case the Fund would lose the premium paid therefor.

Segregated Accounts (International Fund) To the extent required to comply with Securities and Exchange Commission Release 10666 and any related SEC policies, when purchasing a futures contract, or writing a put option, the Fund will maintain in a segregated account at its custodian bank cash, U.S. Government and other permitted securities to cover its position.

Forward Foreign Currency Contracts (Small-Cap Fund, Growth Opportunities Fund) A forward foreign currency contract involves an obligation to purchase or sell a specific amount of a specific currency at a set price at a future date. Each Fund expects to enter into forward foreign currency contracts in primarily two circumstances. First, when a Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, it may desire to "lock in" the U.S. dollar price of the security. By entering into a forward contract for the purchase or sale of the amount of foreign currency involved in the underlying security transaction, each Fund will be able to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date the security is purchased or sold and the date on which payment is made or received.

Second, when management believes that the currency of a particular foreign country may suffer a decline against the U.S. dollar, each Fund may enter into a forward contract to sell the amount of foreign currency approximating the value of some or all of each Fund's portfolio securities denominated in such foreign currency or, in the alternative, each Fund may use a cross-hedging technique whereby it sells another currency which each Fund expects to decline in a similar way but which has a lower transaction cost. Precise matching of the forward contract amount and the value of the securities involved will not generally be possible since the future value of such securities denominated in foreign currencies will change as a consequence of market movements in the value of those securities between the date the forward contract is entered into and the date it matures. Each Fund does not intend to enter into such forward contracts under this second circumstance on a continuous basis.

Repurchase Agreements (Small-Cap Fund, Growth Opportunities Fund) If each Fund enters into repurchase agreements as provided in clause (4) of the fundamental investment restrictions above, it will do so only with those primary reporting dealers that report to the Federal Reserve Bank of New York and with the 100 largest United States commercial banks and the underlying securities purchased under the agreements will consist only of those securities in which each Fund otherwise may invest.

Foreign Currency Hedging Techniques (Small-Cap Fund, Growth Opportunities Fund) The Funds may utilize various foreign currency hedging techniques, including forward foreign currency contracts and foreign currency put and call options.

Foreign Currency Put and Call Options (Small-Cap Fund, Growth Opportunities
Fund) The Funds also may purchase foreign currency put options and write foreign currency call options on U.S. exchanges or U.S. over-the-counter markets. A put option gives the Funds, upon payment of a premium, the right to sell a currency at the exercise price until the expiration of the option and serves to insure against adverse currency price movements in the underlying portfolio assets denominated in that currency.

Exchange-listed options markets in the United States include several major currencies, and trading may be thin and illiquid. A number of major investment firms trade unlisted options which are more flexible than exchange-listed options with respect to strike price and maturity date. Unlisted options generally are available in a wider range of currencies. Unlisted foreign currency options are generally less liquid than listed options and involve the credit risk associated with the individual issuer. Unlisted options, together with other illiquid securities, are subject to a limit of 15% of each Funds' net assets.

A call option written by the Funds gives the purchaser, upon payment of a premium, the right to purchase from the a currency at the exercise price until the expiration of the option. The Funds may write call options on a foreign currency only in conjunction with a purchase of a put option on that currency. Such a strategy is designed to reduce the cost of downside currency protection by limiting currency appreciation potential. The face value of such writing may not exceed 90% of the value of the securities denominated in such currency invested in by the Funds or in such cross currency (referred to above) to cover such call writing.

The Funds' custodian will segregate cash or permitted securities belonging to the Funds in an amount not less than that required by SEC Release 10666 and related policies with respect to the Funds' assets committed to (a) writing options, (b) forward foreign currency contracts and (c) cross hedges entered into by the Funds. If the value of the securities segregated declines, additional cash or debt securities will be added on a daily basis (i.e., marked to market), so that the segregated amount will not be less than the amount of the Funds' commitments with respect to such written options, forward foreign currency contracts and cross hedges.

Stock Options, Options on Stock Indices and Stock Index Futures (Small-Cap Fund) The Fund may write put and call options on stocks only if they are covered, and such options must remain covered so long as the Fund is obligated as a writer. The Fund will not (a) write puts having an aggregate exercise price greater than 25% of the Fund's total net assets; or (b) purchase (i) put options on stocks not held in the Fund's portfolio, (ii) put options on stock indices or (iii) call options on stocks or stock indices if, after any such purchase, the aggregate premiums paid for such options would exceed 20% of the Fund's total net assets.

Call Options on Stock (Small-Cap Fund) The Fund may, from time to time, write call options on its portfolio securities. The Fund may write only call options which are "covered," meaning that the Fund either owns the underlying security or has an absolute and immediate right to acquire that security, without additional cash consideration, upon conversion or exchange of other securities currently held in its portfolio. In addition, the Fund will not permit the call to become uncovered prior to the expiration of the option or termination through a closing purchase transaction as described below. If the Fund writes a call option, the purchaser of the option has the right to buy (and the Fund has the obligation to sell) the underlying security at the exercise price throughout the term of the option. The amount paid to the Fund by the purchaser of the option is the "premium." The Fund's obligation to deliver the underlying security against payment of the exercise price would terminate either upon expiration of the option or earlier if the Fund were to effect a "closing purchase transaction" through the purchase of an equivalent option on an exchange. There can be no assurance that a closing purchase transaction can be effected. The Fund does not intend to write covered call options with respect to securities with an aggregate market value of more than 5% of it's gross assets at the time an option is written. This percentage limitation will not be increased without prior disclosure in our current prospectus.

The Fund would not be able to effect a closing purchase transaction after it had received notice of exercise. In order to write a call option, the Fund is required to comply with the rules of The Options Clearing Corporation and the various exchanges with respect to collateral requirements. The Fund may not purchase call options except in connection with a closing purchase transaction. It is possible that the cost of effecting a closing purchase transaction may be greater than the premium received by the Fund for writing the option.

Generally, the Fund intends to write listed covered call options during periods when it anticipates declines in the market values of portfolio securities because the premiums received may offset to some extent the decline in the Fund's net asset value occasioned by such declines in market value. Except as part of the "sell discipline" described below, the Fund will generally not write listed covered call options when it anticipates that the market values of it's portfolio securities will increase.

One reason for the Fund to write call options is as part of a "sell discipline." If the Fund decides that a portfolio security would be overvalued and should be sold at a certain price higher than the current price, it could write an option on the stock at the higher price. Should the stock subsequently reach that price and the option be exercised, the Fund would, in effect, have increased the selling price of that stock, which it would have sold at that price in any event, by the amount of the premium. In the event the market price of the stock declined and the option were not exercised, the premium would offset all or some portion of the decline. It is possible that the price of the stock could increase beyond the exercise price; in that event, the Fund would forego the opportunity to sell the stock at that higher price. In addition, call options may be used as part of a different strategy in connection with sales of portfolio securities. If, in the judgment of the Fund Management, the market price of a stock is overvalued and it should be sold, the Fund may elect to write a call option with an exercise price substantially below the current market price. As long as the value of the underlying security remains above the exercise price during the term of the option, the option will, in all probability, be exercised, in which case the Fund will be required to sell the stock at the exercise price. If the sum of the premium and the exercise price exceeds the market price of the stock at the time the call option is written, the Fund would, in effect, have increased the selling price of the stock. The Fund would not write a call option in these circumstances if the sum of the premium and the exercise price were less than the current market price of the stock.

Put Options on Stock (Small-Cap Fund) The Fund may also write listed put options. If the Fund writes a put option, it is obligated to purchase a given security at a specified price at any time during the term of the option.

Writing listed put options is a useful portfolio investment strategy when the Fund has cash or other reserves available for investment as a result of sales of Fund shares or, more importantly, because Fund Management believes a more defensive and less fully invested position is desirable in light of market conditions. If the Fund Management wishes to invest its cash or reserves in a particular security at a price lower than current market value, it may write a put option on that security at an exercise price which reflects the lower price it is willing to pay. The buyer of the put option generally will not exercise the option unless the market price of the underlying security declines to a price near or below the exercise price. If the Fund writes a listed put, the price of the underlying stock declines and the option is exercised, the premium, net of transaction charges, will reduce the purchase price paid by the Fund for the stock. The price of the stock may decline by an amount in excess of the premium, in which event the Fund would have foregone an opportunity to purchase the stock at a lower price.

If, prior to the exercise of a put option, the Fund determines that it no longer wishes to invest in the stock on which the put option had been written, the Fund may be able to effect a closing purchase transaction on an exchange by purchasing a put option of the same Fund as the one which it has previously written. The cost of effecting a closing purchase transaction may be greater than the premium received on writing the put option and there is no guarantee that a closing purchase transaction can be effected.

Stock Index Options (Small-Cap Fund) Except as describe below, the Fund will write call options on indices only if on such date it holds a portfolio of stocks at least equal to the value of the index times the multiplier times the number of contracts. When the Fund writes a call option on a broadly-based stock market index, it will segregate or put into escrow with its custodian, or pledge to a broker as collateral for the option, one or more "qualified securities" with a market value at the time the option is written of not less than 100% of the current index value times the multiplier times the number of contracts.

Segregated Accounts (Small-Cap Fund) If the Fund has written an option on an industry or market segment index, it will segregate or put into escrow with its custodian, or pledge to a broker as collateral for the option, at least ten "qualified securities," which are securities of an issuer in such industry or market segment, with a market value at the time the option is written of not less than 100% of the current index value times the multiplier times the number of contracts. A "qualified security" is an equity security which is listed on a national securities exchange or listed on the National Association of Securities Dealers Automated Quotation System against which the Fund has not written a stock call option and which has not been hedged by the Fund by the sale of stock index futures. Such securities will include stocks which represent at least 50% of the weighing of the industry or market segment index and will represent at least 50% of the Fund's holdings in that industry or market segment. No individual security will represent more than 25% of the amount so segregated, pledged or escrowed. If at the close of business on any day the market value of such qualified securities so segregated, escrowed or pledged falls below 100% of the current index value times the multiplier times the number of contracts, the Fund will so segregate, escrow or pledge an amount in cash, Treasury bills or other high-grade short-term obligations equal in value to the difference. In addition, when the Fund writes a call on an index which is in-the-money at the time the call is written, the Fund will segregate with its custodian or pledge to the broker as collateral cash, equity securities, non-investment grade debt, short term U.S. Government securities or other high-grade short-term debt obligations equal in value to the amount by which the call is in-the-money times the multiplier times the number of contracts. Any amount segregated pursuant to the foregoing sentence may be applied to the Small-Cap Fund's obligation to segregate additional amounts in the event that the market value of the qualified securities falls below 100% of the current index value times the multiplier times the number of contracts. However, if the Fund holds a call on the same index as the call written where the exercise price of the call held is equal to or less than the exercise price of the call written or greater than the exercise price of the call written if the difference is maintained by the Fund in cash, equity securities, non-investment grade debt, treasury bills or other high-grade short-term obligations in a segregated account with its custodian, it will not be subject to the requirements describe in this paragraph. In instances involving the purchase of stock index futures contracts by the Fund, an amount of cash or permitted securities equal to the market value of the futures contracts will be deposited in a segregated account with the its custodian and/or in a margin account with a broker to collateralize the position and thereby insure that the use of such futures are unleveraged.

Under regulations of the Commodity Exchange Act, investment companies registered under the Act are exempt from the definition of "commodity pool operator," provided all of the Fund's commodity futures or commodity options transactions constitute bona fide hedging transactions within the meaning of the CFTC's regulations. The Fund will use stock index futures and options on futures as described herein in a manner consistent with this requirement.

Stock Index Futures (Small-Cap Fund) The Fund will engage in transactions in stock index futures contracts as a hedge against changes resulting from market conditions in the values of securities which are held in the Fund's portfolio or which it intends to purchase. The Fund will engage in such transactions when they are economically appropriate for the reduction of risks inherent in the ongoing management of the Fund. The Fund may not purchase or sell stock index futures if, immediately thereafter, more than one-third of its net assets would be hedged and, in addition, except as described above in the case of a call written and held on the same index, will write call options on indices or sell stock index futures only if the amount resulting from the multiplication of the then current level of the index (or indices) upon which the option or future contract(s) is based, the applicable multiplier(s), and the number of futures or options contracts which would be outstanding, would not exceed one-third of the value of the Fund's net assets.

RISK FACTORS

Risk Factors (Affiliated Fund) As stated in the Prospectus, the Fund may invest no more than 5% of its net assets (at the time of investment) in lower-rated, high-yield bonds. In general, the market for lower-rated, high-yield bonds is more limited than the market for higher-rated bonds, and because trading in such bonds may be thinner and less active, the market prices of such bonds may fluctuate more than the prices of higher-rated bonds, particularly in times of market stress. In addition, while the market for high-yield, corporate debt securities has been in existence for many years, the market in recent years experienced a dramatic increase in the large-scale use of such securities to fund highly-leveraged corporate acquisitions and restructurings. Accordingly, past experience may not provide an accurate indication of future performance of the high-yield bond market, especially during periods of economic recession. Other risks which may be associated with lower-rated, high-yield bonds include their relative insensitivity to interest-rate changes; the exercise of any of their redemption or call provisions in a declining market which may result in their replacement by lower-yielding bonds; and legislation, from time to time, which may adversely affect their market. Since the risk of default is higher among lower-rated, high-yield bonds, Lord Abbett's research and analyses are an important ingredient in the selection of such bonds. Through portfolio diversification, good credit analysis and attention to current developments and trends in interest rates and economic conditions, investment risk can be reduced, although there is no assurance that losses will not occur. The Fund does not have any minimum rating criteria applicable to the fixed-income securities in which it invests.

Risks of Transactions in Stock Options (Small-Cap Fund) Writing options involves the risk that there will be no market in which to effect a closing transaction. An option position may be closed out only on an exchange which provides a secondary market for an option of the same Fund. Although the Fund will generally write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time, and for some options no secondary market on an exchange may exist. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.

Risks of Options on Indices (Small-Cap Fund) The Fund's purchase and sale of options on indices will be subject to risks described above under "Risk of Transactions in Stock Options". In addition, the distinctive characteristics of options on indices create certain risks that are not present with stock options.

Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Fund will realize a gain or loss on the purchase or sale of an option on an index depends upon movements in the level of stock prices in the stock market generally or in an industry or market segment rather than movements in the price of a particular stock. Accordingly, successful use by the Fund of options on indices would be subject to the investment adviser's ability to predict correctly movements in the direction of the stock market generally or of a particular industry. This requires different skills and techniques than predicting changes in the price of individual stocks.

Index prices may be distorted if trading of certain stocks included in the index is interrupted. Trading in the index option also may be interrupted in certain circumstances, such as if trading were halted in a substantial number of stocks included in the index. If this occurred, the Fund would not be able to close out options which it had purchased or written and, if restrictions on exercise were imposed, may be unable to exercise an option it holds, which could result in substantial losses to the Fund. It is the Fund's policy to purchase or write options only on indices which include a number of stocks sufficient to minimize the likelihood of a trading halt in the index.

Trading in index options commenced in April 1983 with the S&P 100 option (formerly called the CBOE 100). Since that time a number of additional index option contracts have been introduced including options on industry indices. Although the markets for certain index option contracts have developed rapidly, the markets for other index options are still relatively illiquid. The ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop in all index option contracts. The Fund will not purchase or sell any index option contract unless and until, in Fund management's opinion, the market for such options has developed sufficiently that such risk in connection with such transactions in no greater than such risk in connection with options on stocks.

Special Risks of Writing Calls on Indices (Small-Cap Fund) Because exercises of index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific stocks, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. However, the Fund will write call options on indices only under the circumstances described above under "Limitations on the Purchases and Sales of Stock Options, Options on Stock Indices and Stock Index Futures."

Price movements in the Fund's portfolio probably will not correlate precisely with movements in the level of the index and, therefore, the Fund bears the risk that the price of the securities held may not increase as much as the index. In such event the Fund would bear a loss on the call which is not completely offset by movements in the price of the Fund's portfolio. It is also possible that the index may rise when the Fund's portfolio of stocks does not rise. If this occurred, the Fund would experience a loss on the call which is not offset by an increase in the value of its portfolio and might also experience a loss in its portfolio. However, because the value of a diversified portfolio will, over time, tend to move in the same direction as the market, movements in the value of the Fund in the opposite direction to the market would be likely to occur for only a short period or to a small degree.

Unless the Fund has other liquid assets that are sufficient to satisfy the exercise of a call, the Fund would be required to liquidate portfolio securities in order to satisfy the exercise. Because an exercise must be settled within hours after receiving the notice of exercise, if the Fund fails to anticipate an exercise, it may have to borrow (in amounts not exceeding 20% of the Fund's total assets) pending settlement of the sale of securities in its portfolio and would incur interest charges thereon.

When the Fund has written a call, there is also a risk that the market may decline between the time the call is written and the time the Fund is able to sell stocks in its portfolio. As with stock options, the Fund will not learn that an index option has been exercised until the day following the exercise date but, unlike a call on stock where the Fund would be able to deliver the underlying securities in settlement, the Fund may have to sell part of its stock portfolio in order to make settlement in cash, and the price of such stocks might decline before they can be sold. This timing risk makes certain strategies involving more than one option substantially more risky with index options than with stock options. For example, even if an index call which the Fund has written is "covered" by an index call held by the Fund with the same strike price, the Fund will bear the risk that the level of the index may decline between the close of trading on the date the exercise notice is filed with the clearing corporation and the close of trading on the date the Fund exercises the call it holds or the time the Fund sells the call which in either case would occur no earlier than the day following the day the exercise notice was filed.

Special Risks of Purchasing Puts and Calls on Indices (Small-Cap Fund) If the Fund holds an index option and exercises it before final determination of the closing index value for that day, it runs the risk that the level of the underlying index may change before closing. If such a change causes the exercised option to fall out-of-the-money, the Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiple) to the assigned writer. Although the Fund may be able to minimize this risk by withholding exercise instructions until just before the daily cut off time or by selling rather than exercising an option when the index level is close to the exercise price it may not be possible to eliminate this risk entirely because the cut off times for index options may be earlier than those fixed for other types of options and may occur before definitive closing index values are announced.

                                       2.
                           Board Members and Officers

The following board member is a partner of Lord, Abbett & Co. ("Lord Abbett"), The General Motors Building, 767 Fifth Avenue, New York, New York 10153-0203. He has been associated with Lord Abbett for over five years and is also an officer, director, or trustee of twelve other Lord Abbett-sponsored funds. He is an "interested person" as defined in the Act, and as such, may be considered to have an indirect financial interest in the Rule 12b-1 Plan described in the Prospectus.

Robert S. Dow, age 53, Chairman and President

The following outside directors are also directors or trustees of some or all of the twelve other Lord Abbett-sponsored funds referred to above.

E. Thayer Bigelow
Time Warner Inc.
1271 Avenue of the Americas
New York, New York

Senior Adviser, Time Warner Inc. Formerly, Acting Chief Executive Officer of Courtroom Television Network (1997 - 1998). Formerly, President and Chief Executive Officer of Time Warner Cable Programming, Inc. (1991 - 1997). Prior to that, President and Chief Operating Officer of Home Box Office, Inc. Age 57.

William H. T. Bush
Bush-O'Donnell & Co., Inc.
101 South Hanley Road, Suite 1025
St. Louis, Missouri

Co-founder and Chairman of the Board of the financial advisory firm of Bush-O'Donnell & Company. Age 60.

Robert B. Calhoun, Jr.
Monitor Clipper Partners
650 Madison Avenue, 9th Floor
New York, New York

Managing Director of Monitor Clipper Partners and President of The Clipper Group L.P., both private equity investment funds. Age 56.

Stewart S. Dixon
Wildman, Harrold, Allen & Dixon
225 W. Wacker Drive (Suite 2800)
Chicago, Illinois

Partner in the law firm of Wildman, Harrold, Allen & Dixon. Age 68.

John C. Jansing
162 S. Beach Road
Hobe Sound, Florida

Retired. Former Chairman of Independent Election Corporation of America, a proxy tabulating firm. Age 73.

C. Alan MacDonald
Directorship Inc.
8 Sound Shore Drive
Greenwich, Connecticut

Managing Director of Directorship Inc., a consultancy in board management and corporate governance. Formerly, General Partner of the Marketing Partnership, Inc., a full service marketing consulting firm (1994 - 1997). Prior to that, Chairman and Chief Executive Officer of Lincoln Snacks, Inc., manufacturer of branded snack foods (1992 - 1994). His career spans 36 years at Stouffers and Nestle with 18 of the years as Chief Executive Officer. Currently serves as Director of DenAmerica Corp., J.B. Williams Company, Inc., Fountainhead Water Company and Exigent Diagnostics. Age 65.

Hansel B. Millican, Jr.
Rochester Button Company
1328 Broadway (Suite 816)
New York, New York

President and Chief Executive Officer of Rochester Button Company. Age 70.

Thomas J. Neff
Spencer Stuart
277 Park Avenue
New York, New York

Chairman of Spencer Stuart, an executive search consulting firm. Currently serves as Director of Ace, Ltd. (NYSE). Age 61.

          For the Fiscal Year Ended October 31, 1998 - Affiliated Fund
                 For the Fiscal Year Ended November 30, 1998 -
            Research Fund - Small-Cap Fund, Growth Opportunities Fund
                  For the Fiscal Year Ended November 30, 1998 -
                       Investment Trust -High Yield Fund
                  For the Fiscal Year Ended October 31, 1998 -
                     Securities Trust - International Fund

      The following table sets forth the compensation accrued for each Fund's outside directors/trustees.

                                                       Aggregate
Name of Director                            Compensation Accrued by each Fund(1)
----------------                   ---------------------------------------------------------
                                                                                  Investment
                                                      Research Fund -             Trust -
                                                                 Growth           High               Securities Trust -
                                   Affiliated         Small-Cap  Opportunities    Yield              International
                                   Fund               Fund     & Fund             Fund               Fund
                                   ----               ------------------------    ----               ----
E. Thayer Bigelow                  $00,000            $000                        $00,000            $000
William H. T. Bush*                $     0            $  0                        $     0            $  0
Robert B. Calhoun**                $     0            $  0                        $     0            $  0
Stewart S. Dixon                   $00,000            $000                        $00,000            $000
John C. Jansing(4)                 $00,000            $000                        $00,000            $000
C. Alan MacDonald                  $00,000            $000                        $00,000            $000
Hansel B. Millican, Jr             $00,000            $000                        $00,000            $000
Thomas J. Neff                     $00,000            $000                        $00,000            $000

*     Elected as of August 13, 1998
**    Elected as of June 17, 1998

The following table sets forth information with respect to the equity-based benefits accrued for outside directors/trustees by the Lord Abbett-sponsored funds.

Name of Director        Pension or Retirement Benefits
----------------        Accrued by each Fund and Twelve Other
                        Lord Abbett-sponsored Funds(2)
                        ------------------------------

E. Thayer Bigelow                  $00,000
William H.T. Bush*                 $     0
Robert B. Calhoun**                $     0
Stewart S. Dixon                   $00,000
John C. Jansing(4)                 $00,000
C. Alan MacDonald                  $00,000
Hansel B. Millican, Jr.            $00,000
Thomas J. Neff                     $00,000

The following table sets forth the total compensation payable by such funds to the outside director/trustees. No director/trustee of the funds associated with Lord Abbett and no officer of the funds received any compensation from the funds for acting as a director or officer.

Name of Director        For Year Ended October 31 1998
----------------        Total Compensation Accrued by each Fund and
                        Twelve Other Lord Abbett-sponsored Funds(3)
                        -------------------------------------------

E. Thayer Bigelow                   $00,000
William H.T. Bush*                  $     0
Robert B. Calhoun**                 $     0
Stewart S. Dixon                    $00,000
John C. Jansing 4                   $00,000
C. Alan MacDonald                   $00,000
Hansel B. Millican, Jr.             $00,000
Thomas J. Neff                      $00,000

1. Outside directors' fees, including attendance fees for board and committee meetings, are allocated among all Lord Abbett-sponsored funds based on the net assets of each fund. A portion of the fees payable by each Fund to its outside directors is being deferred under a plan that deems the deferred amounts to be invested in shares of the Fund for later distribution to the directors. The amount of aggregate compensation payable by each Fund as of its 1998 fiscal year-end deemed invested in Fund shares includes dividends reinvested and changes in net asset value applicable to such deemed investments.

2. The amounts were accrued by the Lord Abbett-sponsored funds for the 12 months ended October 31, 1998 with respect to the equity based plans established for independent directors in 1996. This plan supercedes a previously approved retirement plan for all future directors. Directors participating in the retirement plan had the option to convert their accrued benefits under the plan. All of the outside directors except one made such an election.

3. This table shows aggregate compensation, including directors/trustees fees and attendance fees for board and committee meetings, of a nature referred to in footnote one, accrued by the Lord Abbett-sponsored funds during the year ended December 31, 1998. The amounts of the aggregate compensation payable as of October 31, 1998 deemed invested in Fund shares, including dividends reinvested and changes in net asset value applicable to such deemed investments were, for Affiliated Fund, Mr. Bigelow, $000,000; Mr. Dixon, $000,000; Mr. Jansing, $000,000; Mr. MacDonald, $000,000; Mr.
      Millican, $000,000 and Mr. Neff, $000,000. If the amounts deemed invested in Fund shares were added to each director/trustee's actual holdings of Fund shares as of October 31, 1998, each would own the following: Mr. Bigelow, 00,000 shares; Mr. Dixon, 00,000 shares; Mr. Jansing, 00,000 shares; Mr. MacDonald, 00,000 shares; Mr. Millican, 00,000 shares; and Mr. Neff, 00,000 shares.

      For Research Fund -Small-Cap Fund and Growth Opportunities Fund, the amounts of the aggregate compensation payable by the Fund as of November 30, 1998 deemed invested in Fund shares, including dividends reinvested and changes in net asset value applicable to such deemed investments, were: Mr. Bigelow, $000; Mr. Dixon, $000; Mr. Jansing, $000; Mr. MacDonald, $000; Mr. Millican, $000; and Mr. Neff, $000. If the amounts deemed invested in Fund shares were added to each director's actual holdings of Fund shares as of November 30, 1998 each would own, the following: Mr. Bigelow, 000 shares; Mr. Dixon, 000 shares; Mr. Jansing, 000 shares; Mr. MacDonald, 000 shares; Mr. Millican, 000 shares; and Mr. Neff, 000 shares.

      For Investment Trust -High Yield Fund, the amounts of aggregate compensation payable by the Fund as of November 30, 1998 deemed invested in Fund shares, including dividends reinvested and changes in net asset value applicable to such deemed investments, were: Mr. Bigelow, $000,000; Mr. Dixon, $000,000; Mr. Jansing, $000,000; Mr. MacDonald, $000,000; Mr.
      Millican, $000,000; and Mr. Neff, $000,000. If the amounts deemed invested in Fund shares were added to each director's actual holdings of Fund shares as of November 30, 1998, each would own, the following: Mr. Bigelow, 000,000 shares; Mr. Dixon, 000,000 shares; Mr. Jansing, 000,000 shares; Mr. MacDonald, 000,000 shares; Mr. Millican, 000,000 shares; and Mr. Neff, 000,000 shares.

      For Securities Trust - International Fund, the amounts of the aggregate compensation payable by the Fund as of October 31, 1998 deemed invested in Fund shares, including dividends reinvested and changes in net asset value applicable to such deemed investments, were: Mr. Bigelow, $000,000; Mr. Dixon, $000,000; Mr. Jansing, $000,000; Mr. MacDonald, $000,000; Mr.
      Millican, $000,000; and Mr. Neff, $000,000. If the amounts deemed invested in Fund shares were added to each director's actual holdings of Fund shares as of October 31, 1998, each would own, the following: Mr. Bigelow, 000,000 shares; Mr. Dixon, 000,000 shares; Mr. Jansing, 000,000 shares; Mr. MacDonald, 000,000 shares; Mr. Millican, 000,000 shares; and Mr. Neff, 000,000 shares.

4. Mr. Jansing chose to continue to receive benefits under the retirement plan, which provides that outside directors (trustees) may receive annual retirement benefits for life equal to their final annual retainer following retirement at or after age 72 with at least ten years of service. Thus, if Mr. Jansing were to retire and the annual retainer payable by the funds were the same as it is today, he would receive annual retirement benefits of $50,000.

Except where indicated, the following executive officers of each Fund have been associated with Lord Abbett for over five years. Of the following, Messrs. Brown, Fetch, Carper, Gerber, Hilstad, Hudson, McGruder, Morris, and Walsh are partners of Lord Abbett; the others are employees:

Executive Vice Presidents:
Zane E. Brown, age 46 (International Fund )

Robert P. Fetch, age 45 (Small-Cap Fund) (with Lord Abbett since 1995 formerly Managing Director at Prudential Investment Advisors from 1983 to 1995)

Robert I. Gerber, age 44 (High Yield Fund) (with Lord Abbett since 1997 - formerly Senior Portfolio Manager at Sanford Bernstein & Co. from 1992 - 1997)

W. Thomas Hudson, age 56 (Affiliated Fund )

Robert G. Morris, age 54 (Small-Cap Fund, Growth Opportunities Fund, International Fund, High Yield Fund)

Stephen J. McGruder, age 55 (Growth Opportunities Fund) (with Lord Abbett since 1995 - formerly Vice President of Wafra Securities from 1988 to 1995)

Vice Presidents:
Paul A. Hilstad, age 55, Vice President and Secretary (all Funds) (with Lord Abbett since 1995 - formerly Senior Vice President and General Counsel of American Capital Management & Research, Inc.)

Zane E. Brown, age 46 (Small-Cap Fund)

Daniel E. Carper, age 46 (all Funds)

Timothy Horan, age 44 (International Fund) (with Lord Abbett since 1996-formerly Senior Manager at Credit Suisse from 1994 to 1995; prior thereto Vice President at Aubrey G. Lanston & Co. from 1992 to 1994)

Lawrence H. Kaplan, age 42, Vice President and Assistant Secretary (all Funds) (with Lord Abbett since 1997 - formerly Vice President and Chief Counsel of Salomon Brothers Asset Management Inc from 1995 to 1997; prior thereto Senior Vice President, Director and General Counsel of Kidder Peabody Asset Management, Inc.)

Thomas F. Konop, age 56, Vice President and Assistant Secretary (all Funds)

Jerald Lanzotti, age 31 (International Fund)

Gregory M. Macosko, age 51 (Small-Cap Fund) (with Lord Abbett since 1997 formerly Analyst with Royce Associates from 1991 to 1997)

Robert Morris, age 54 (Affiliated Fund)

A. Edward Oberhaus III, age 38 (all Funds)

Keith F. O'Connor, age 43 (all Funds)

Fernando Saldanha, age 45 (International Fund) (with Lord Abbett since 1998 - formerly Economist and Senior Financial Officer of World Bank (IBRO) from 1988 to 1998)

Eli Salzman, age 34 (Affiliated Fund) (with Lord Abbett since 1997 formerly Vice President of Mutual of America Capital Corp.; prior thereto Vice President of Mitchell Hutchins Asset Mgt. from 1986 to 1996)

Christopher J. Towle, age 41 (International Fund)

John J. Walsh, age 62 (all Funds); and

Treasurer:
Donna M. McManus, age 37, Treasurer (all Funds) (with Lord Abbett since 1996 - formerly a Senior Manager at Deloitte & Touche LLP).

As of February 12, 1998, our officers and directors owned as a group less than 1% of each Fund's shares. As of February 12, 1999, there were no record holders of 5% or more of the Fund's outstanding shares.

The Funds' By-Laws provide that each Fund shall not hold a meeting of its stockholders in any year unless one or more matters are required to be acted on by stockholders under the Investment Company Act of 1940, as amended (the "Act"), or unless called by a majority of the Board of Directors (Trustees) or by shareholders holding at least one quarter of the stock of each Fund outstanding and entitled to vote at the meeting.

                                       3.
                     Investment Advisory and Other Services

As described under "Management" in the Prospectus, Lord Abbett is the investment manager of the Funds. Ten of the general partners of Lord Abbett are officers and/or board members of the Funds, as follows: Zane E. Brown; Daniel E. Carper; Robert S. Dow; Robert P. Fetch; Robert I. Gerber; Paul A. Hilstad; W. Thomas Hudson; Stephen J. McGruder; Robert G. Morris; Christopher J. Towle; and John J. Walsh.

The other general partners who are neither officers nor directors of the Funds are Stephen Allen, John E. Erard, Daria L. Foster, Michael B. McLaughlin, R. Mark Pennington, and Robert J. Noelke. The address of each partner is The General Motors Building, 767 Fifth Avenue, New York, New York 10153-0203.

The services performed by Lord Abbett are described in the Prospectus under "Management." Under its Management Agreement, Affiliated Fund pays Lord Abbett a monthly fee, based on average daily net assets for each month, at the annual rate of .5 of 1% of the portion of its net assets not in excess of $200,000,000;
 .4 of 1% of the portion in excess of $200,000,000, but not in excess of $500,000,000; .375 of 1% of the portion in excess of $500,000,000, but not in excess of $700,000,000; .35 of 1% of the portion in excess of $700,000,000, but not in excess of $900,000,000; and .3 of 1% of the portion in excess of $900,000,000.

For the fiscal years ended October 31, 1998, 1997 and 1996, the management fees paid to Lord Abbett by Affiliated Fund amounted to $26,317,934, $22,192,209 and $17,683,694, respectively.

Under its Management Agreement, Small-Cap Fund is obligated to pay Lord Abbett a monthly fee, based on average daily net assets for each month, at the annual rate of .75 of 1% of the Small-Cap Fund's average daily net assets. For the period December 13, 1995 (commencement of operations) to November 30, 1996, Lord Abbett waived $24,461 in management fees with respect to Small-Cap Fund. For the same time period, Lord Abbett did not receive management fees with respect to Small-Cap Fund. For the fiscal years ended November 30, 1998 and November 30, 1997 and the period December 13, 1995 (commencement of operations) to November 30, 1996, the management fees paid to Lord Abbett by Small-Cap Fund amounted to $______, $1,075,019 and $0, respectively.

Under the Management Agreement, Growth Opportunities Fund is obligated to pay Lord Abbett a monthly fee, based on average daily net assets for each month, at the annual rate of .90 of 1% of the Fund's average daily net assets. For the fiscal years ended November 30, 1996 and November 30, 1997, the management fee was .75 of 1% and was waived by Lord Abbett with respect to the Fund and, except for this waiver, would have amounted to $8,249 and $10,844, respectively. For the fiscal year ended November 30, 1998, the fee amounted to $_____, but Lord Abbett waived all but $_____. On September 15, 1998, the Fund's shareholders voted to raise the management fee to .90 of 1%.

Under its Management Agreement, International Fund is obligated to pay Lord Abbett a monthly fee, based on average daily net assets for each month, at the annual rate of .75 of 1%. For the fiscal year ended October 31, 1998 and for the period December 13, 1996 (commencement of operations) to October 31, 1997, the management fees paid to Lord Abbett by International Fund amounted to $_____ and $127,715, respectively.

Lord Abbett has entered into an agreement with Fuji-Lord Abbett International Ltd. ("the Sub-Adviser"), under which the Sub-Adviser provides Lord Abbett with advice with respect to the International Fund's assets. The Sub-Adviser is controlled by Fuji Investment Management Co. (Tokyo). Fuji Bank Limited of Tokyo, Japan ("Fuji Bank") directly owned 40% of the outstanding voting stock of the Sub-Adviser. Fuji Investment Management Co. (Tokyo) is an affiliate of Fuji Bank. Lord Abbett owns approximately 27% of such outstanding voting stock. As of November 30, 1998, the Sub-Adviser manages approximately $[915] million, which is invested globally. The Sub-Adviser furnishes Lord Abbett with advice and recommendations with respect to the International Portfolio's assets, including advice about the allocation of investments among foreign securities markets and foreign equity and debt securities markets and foreign equity and debt securities and, subject to consultation with Lord Abbett, advice as to cash holdings and what securities in the portfolio should be purchased, held or disposed of. The Sub-Adviser also gives advice with respect to foreign currency matters. Lord Abbett is obligated to pay the Sub-Adviser a monthly fee, based on average daily net assets for each month, at the annual rate of .375 of 1%. For the fiscal year ended October 31, 1998 and for the period December 13, 1996 (commencement of operations) to October 31, 1997, the fees paid to the Sub-Adviser by Lord Abbett were $____ and $____, respectively.

Each Fund's fee is allocated among all of its classes based on each's proportionate share of such daily net assets.

In addition, each Fund is obligated to pay all expenses not expressly assumed by Lord Abbett, including, without limitation, outside directors' fees and expenses, association membership dues, legal and auditing fees, taxes, transfer and dividend disbursing agent fees, shareholder servicing costs, expenses relating to shareholder meetings, expenses of preparing, printing and mailing stock certificates and shareholder reports, expenses of registering our shares under federal and state securities laws, expenses of preparing, printing and mailing prospectuses to existing shareholders, insurance premiums, brokerage and other expenses connected with executing portfolio transactions.

Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281 are the independent auditors for each Fund and must be approved at least annually by each Fund's Board of Directors (Trustees) to continue in such capacity. They perform audit services for each Fund including the audits of financial statements included in each Fund's annual report to shareholders.

The Bank of New York ("BNY"), 48 Wall Street, New York, New York 10268, is each Fund's custodian. In accordance with the requirements of Rule 17f-5, each Fund's directors (trustees) have approved arrangements permitting each Fund's foreign assets not held by BNY or its foreign branches to be held by certain qualified foreign banks and depositories.

The Sub-Custodians of BNY are:

Euro-Clear (a transnational securities depository); Australia: ANZ Banking Group; Austria: Creditanstalt-Bankverein; Canada: Canadian Imperial Bank of Commerce; Chile: Citibank, N.A.; Czech Republic: Ceskoslovenska Obchodni Banka;
Denmark: Den Danske Bank; Finland: Union Bank of Finland; Germany: J.P. Morgan GmbH; Greece: National Bank of Greece S.A.; Hong Kong, Indonesia, Philippines, Taiwan and Thailand: Hong Kong & Shanghai Banking Corp.; Hungary: Citibank Budapest Rt; India: Hong Kong and Shanghai Banking Corporation; Ireland: Allied Irish Banks, PLC; Israel: Bank Leumi LE-Israel B.M.; Japan: The Fuji Bank, Ltd.;
Jordan: Citibank, N.A.; Korea: Bank of Seoul; Luxembourg: Banque Internationale A Luxembourg, S.A.; Mexico: Citibank, N.A.; Morocco: Banque Commerciale du Maroc; Netherlands: Bank van Haften Labouchere; New Zealand: Anz Banking Group Ltd.; Norway: Den Norske Bank; Pakistan: Citibank, N.A.; Peru: Citibank, N.A.;
Poland: Bank Handlowy w Warszawie S.A.; Portugal: Banco Espirito Santo E Comercial de Lisboa; Malaysia, Singapore: Development Bank of Singapore; South
Africa: The First National Bank of Southern Africa; Sri Lanka: Hong Kong and Shanghai Banking Corporation; Sweden: Skandinaviska Enskilda Banken;
Switzerland: Bank Leu; Turkey: Citibank, N.A.; Venezuela: Citibank, N.A.

                                       4.
                             Portfolio Transactions

Our policy is to obtain best execution on all our portfolio transactions, which means that we seek to have purchases and sales of portfolio securities executed at the most favorable prices, considering all costs of the transaction including brokerage commissions and dealer markups and markdowns and taking into account the full range and quality of the brokers' services. Consistent with obtaining best execution, we generally pay, as described below, a higher commission than some brokers might charge on the same transactions. Our policy with respect to best execution governs the selection of brokers or dealers and the market in which the transaction is executed. To the extent permitted by law, we may, if considered advantageous, make a purchase from or sale to another Lord Abbett-sponsored fund without the intervention of any broker-dealer.

Broker-dealers are selected on the basis of their professional capability and the value and quality of their brokerage and research services. Normally, the selection is made by traders who are officers of the Fund and also are employees of Lord Abbett. These traders do the trading as well for other accounts -- investment companies (of which they are also officers) and other investment clients -- managed by Lord Abbett. They are responsible for obtaining best execution.

We pay a commission rate that we believe is appropriate to give maximum assurance that our brokers will provide us, on a continuing basis, the highest level of brokerage services available. While we do not always seek the lowest possible commissions on particular trades, we believe that our commission rates are in line with the rates that many other institutions pay. Our traders are authorized to pay brokerage commissions in excess of those that other brokers might accept on the same transactions in recognition of the value of the services performed by the executing brokers, viewed in terms of either the particular transaction or the overall responsibilities of Lord Abbett with respect to us and the other accounts they manage. Such services include showing us trading opportunities including blocks, a willingness and ability to take positions in securities, knowledge of a particular security or market proven ability to handle a particular type of trade, confidential treatment, promptness and reliability.

Some of these brokers also provide research services at least some of which are useful to Lord Abbett in their overall responsibilities with respect to us and the other accounts they manage. Research includes the furnishing of analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts and trading equipment and computer software packages, acquired from third-party suppliers, that enable Lord Abbett to access various information bases. Such services may be used by Lord Abbett in servicing all their accounts, and not all of such services will necessarily be used by Lord Abbett in connection with their management of the Fund; conversely, such services furnished in connection with brokerage on other accounts managed by Lord Abbett may be used in connection with their management of the Fund, and not all of such services will necessarily be used by Lord Abbett in connection with their advisory services to such other accounts. We have been advised by Lord Abbett that research services received form brokers cannot be allocated to any particular account, are not a substitute for Lord Abbett's services but are supplemental to their own research effort and, when utilized, and are subject to internal analysis before being incorporated by Lord Abbett into their investment process. As a practical matter, it would not be possible for Lord Abbett to generate all of the information presently provided by brokers. While receipt of research services from brokerage firms has not reduced Lord Abbett's normal research activities, the expenses of Lord Abbett could be materially increased if it attempted to generate such additional information through its own staff and purchased such equipment and software packages directly from the suppliers.

No commitments are made regarding the allocation of brokerage business to or among brokers, and trades are executed only when they are dictated by investment decisions of the Lord Abbett to purchase or sell portfolio securities.

If two or more broker-dealers are considered capable of offering the equivalent likelihood of best execution, the broker-dealer who has sold our shares and/or shares of other Lord Abbett-sponsored funds may be preferred.

If other clients of Lord Abbett buy or sell the same security at the same time as we do, transactions will, to the extent practicable, be allocated among all participating accounts in proportion to the amount of each order and will be executed daily until filled so that each account shares the average price and commission cost of each day. Other clients who direct that their brokerage business be placed with specific brokers or who invest through wrap accounts introduced to Lord Abbett by certain brokers may not participate with us in the buying and selling of the same securities as described above. If these clients wish to buy or sell the same security as we do, they may have their transactions executed at times different from our transactions and thus may not receive the same price or incur the same commission cost as we do.

We will not seek "reciprocal" dealer business (for the purpose of applying commissions in whole or in part for our benefit or otherwise) from dealers as consideration for the direction to them of portfolio business.

For the fiscal years ended October 31, 1998, 1997 and 1996, Affiliated Fund paid total commissions to independent dealers of $80,000,000, $7,681,037 and $5,897,259, respectively.

For the period December 13, 1995 (commencement of operations) to November 30, 1996, the year ended November 30, 1997, and the year ended November 30, 1998, the Small-Cap Fund paid total commissions to independent broker-dealers of $45,266, $1,812,425 and $______, respectively.

For the period December 13, 1996 (commencement of operations) through October 31, 1997 and the fiscal year ended October 31, 1998, International Fund paid total commissions to independent broker-dealers of $108,270 and $_____, respectively.

For the fiscal year ended October 31, 1998, 1997 and 1996, Growth Opportunities Fund paid total commissions to independent broker-dealers of $_____, $______ and $______, respectively.

                                       5.
                             Purchases, Redemptions
                            and Shareholder Services

Information concerning how we value our shares for the purchase and redemption of our shares is contained in the Prospectus under "Purchases" and "Redemptions," respectively.

As disclosed in the Prospectus, we calculate our net asset value as of the close of the New York Stock Exchange ("NYSE") on each day that the NYSE is open for trading by dividing our total net assets by the number of shares outstanding at the time of calculation. The NYSE is closed on Saturdays and Sundays and the following holidays -- New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

Each Fund values its portfolio securities at market value as of the close of the NYSE. Market value will be determined as follows: securities listed or admitted to trading privileges on the New York or American Stock Exchange or on the NASDAQ National Market System are valued at the last sales price, or, if there is no sale on that day, at the mean between the last bid and asked prices, or, in the case of bonds, in the over-the-counter market if, in the judgment of the

Fund's officers, that market more accurately reflects the market value of the bonds. Over-the-counter securities not traded on the NASDAQ National Market System are valued at the mean between the last bid and asked prices. Securities for which market quotations are not available are valued at fair market value under procedures approved by the Board of Directors (Trustees).

The net asset value per share for the Class Y shares will be determined by taking Class Y shares net assets and dividing by shares outstanding. Our Class Y shares will be offered at net asset value.

Each Fund has entered into a distribution agreement with Lord Abbett Distributor LLC, a New York limited liability company ("Lord Abbett Distributor") and subsidiary of Lord Abbett under which Lord Abbett Distributor is obligated to use its best efforts to find purchasers for the shares of each Fund, and to make reasonable efforts to sell Fund shares so long as, in Lord Abbett Distributor's judgment, a substantial distribution can be obtained by reasonable efforts.

Class Y Share Exchanges. The Prospectus describes the Telephone Exchange Privilege. You may exchange some or all of your Y shares for Y shares of any Lord Abbett-sponsored funds currently offering Class Y shares to the public. Currently those other funds consist of Lord Abbett Investment Trust - Core Fund, Strategic Core Fund, Bond-Debenture Fund, Developing Growth Fund, and Mid-Cap Value Fund.

Redemptions. A redemption order is in proper form when it contains all of the information and documentation required by the order form or supplementally by Lord Abbett Distributor or the Fund to carry out the order. The signature(s) and any legal capacity of the signer(s) must be guaranteed by an eligible guarantor. See each Prospectus for expedited redemption procedures.

The right to redeem and receive payment, as described in each Prospectus, may be suspended if the NYSE is closed (except for weekends or customary holidays), trading on the NYSE is restricted or the Securities and Exchange Commission deems an emergency to exist.

Our Board of Directors (Trustees) may authorize redemption of all of the shares in any account in which there are fewer than 25 shares (Affiliated Fund, Small-Cap Fund, Growth Opportunities Fund, and High Yield Fund), and 60 shares (International Fund). Before authorizing such redemption, the Board must determine that it is in our economic best interest or necessary to reduce disproportionately burdensome expenses in servicing shareholder accounts. At least 6 month's prior written notice will be given before any such redemption, during which time shareholders may avoid redemption by bringing their accounts up to the minimum set by the Board.

                                       6.
                                      Taxes

The value of any shares redeemed by each Fund or repurchased or otherwise sold may be more or less than your tax basis in the shares at the time the redemption, repurchase or sale is made. Any gain or loss will generally be taxable for federal income tax purposes. Any loss realized on the sale, redemption or repurchase of a Fund's shares which you have held for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any capital gains distributions which you received with respect to such shares. Losses on the sale of stock or securities are not deductible if, within a period beginning 30 days before the date of the sale and ending 30 days after the date of the sale, the taxpayer acquires stock or securities that are substantially identical.

Each Fund will be subject to a four-percent nondeductible excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with a calendar-year distribution requirement. Each Fund intends to distribute to shareholders each year an amount adequate to avoid the imposition of such excise tax.

The writing of call options and other investment techniques and practices which each Fund may utilize, as described above under "Investment Objectives and Policies," may create "straddles" for United States federal income tax purposes and may affect the character and timing of the recognition of gains and losses by a Fund. Such transactions may increase the amount of short-term capital gain realized by each Fund, which is taxed as ordinary income when distributed to shareholders. Limitations imposed by the Internal Revenue Code on regulated investment companies may restrict each Fund's ability to engage in transactions in options.

Certain futures contracts and certain listed options held by a Fund will be required to be "marked to market" for federal income tax purpose, i.e., treated as having been sold at their fair market value on the last day of the Fund's taxable year (referred to as Section 1256 Contracts). Sixty percent of any gain or loss recognized on actual or deemed sales of such Section 1256 Contracts will be treated as long-term capital gain or loss, and 40% of such gain or loss will be treated as short-term capital gain or loss. Each Fund may be required to defer the recognition of losses on securities and options and futures contracts to the extent of any recognized gain on offsetting positions held by the Fund.

As described in the Prospectus under "How We Invest - Risk Factors," each Fund may be subject to foreign withholding taxes which would reduce the yield on its investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is expected that shareholders of each Fund who are subject to United States federal income tax will not be entitled to claim a federal income tax credit or deduction for foreign income taxes paid by each Fund.

Gains and losses realized by each Fund on certain transactions, including sales of foreign debt securities and certain transactions involving foreign currency, will be treated as ordinary income or loss for federal income tax purposes to the extent, if any, that such gains or losses are attributable to changes in exchange rates for foreign currencies. Accordingly, distributions taxable as ordinary income will include the net amount, if any, of such foreign exchange gains and will be reduced by the net amount, if any, of such foreign exchange losses.

If either Fund purchases shares in certain foreign investment entities, called "passive foreign investment companies," it may be subject to United States federal income tax on a portion of any "excess distribution" or gain from the disposition of such shares, even if such income is distributed as a taxable dividend by the Fund to its shareholders. Additional charges in the nature of interest may be imposed on either the Fund or its shareholders in respect to deferred taxes arising from such distributions or gains.

If a Fund were to invest in a passive foreign investment company with respect to which a Fund elected to make a "qualified electing fund" election, in lieu of the foregoing requirements, the Fund might be required to include in income each year a portion of the ordinary earnings and net capital gains of the qualified electing fund, even if such amount were not distributed to a Fund.

Dividends paid by a Fund will qualify for the dividends-received deduction for corporations to the extent they are derived from dividends paid by domestic corporations.

The foregoing discussion relates solely to U.S. federal income tax law as applicable to United States persons (United States citizens or residents and United States domestic corporations, partnerships, trusts and estates). Each shareholder who is not a United States person should consult his tax advisor regarding U.S. and foreign tax consequences of the ownership of shares of a Fund, including a 30% (or lower treaty rate) United States withholding tax on dividends representing ordinary income and net short-term capital gains, and the applicability of United States gift and estate taxes to non-United States gift and estate taxes to non-United States persons who own Fund shares.

                                       7.
                                Past Performance

Each Fund computes the annual compounded rate of total return for Class Y shares during specified periods that would equate the initial amount invested to the ending redeemable value of such investment by adding one to the computed average annual total return, raising the sum to a power equal to the number of years covered by the computation and multiplying the result by one thousand dollars, which represents a hypothetical initial investment. The calculation assumes deduction of no sales charge from the initial amount invested and reinvestment of all income dividends and capital gains distributions on the reinvestment dates at prices calculated as stated in each Prospectus. The ending redeemable value is determined by assuming a complete redemption at the end of the period(s) covered by the annual total return computation.

In calculating total returns for Class Y shares no sales charge is deducted from the initial investment and the return is shown at net asset value. Total returns also assume that all dividends and capital gains distributions during the period are reinvested at net asset value per share, and that the investment is redeemed at the end of the period.

Class Y share performance. Using the computation method described above, Affiliated Fund's total return for Class Y shares for the period from inception (March 27, 1998) to October 31, 1998 was (4.77)%. For the period from inception (December 30, 1997) to November 30, 1998, the total return for the Small-Cap Fund was 6.50%. For the period from inception (December 30, 1997) to October 31, 1998, the total return for the International Fund was 10.02% (not annualized).

Our yield quotation for Class Y shares is based on a 30-day period ended on a specified date, computed by dividing the net investment income per share earned during the period by the net asset value per share of such class on the last day of the period. This is determined by finding the following quotient: take the dividends and interest earned during the period for the class minus its expenses accrued for the period and divide by the product of (i) the average daily number of Class shares outstanding during the period that were entitled to receive dividends and (ii) the net asset value per share of such class on the last day of the period. To this quotient add one. This sum is multiplied by itself five times. Then one is subtracted from the product of this multiplication and the remainder is multiplied by two. Yields for Class Y shares do not reflect the deduction of any sales charge.

These figures represent past performance, and an investor should be aware that the investment return and principal value of a Fund's investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Therefore, there is no assurance that this performance will be repeated in the future.

                                       8.
                           Information About the Funds

Affiliated Fund is a Maryland Corporation formed in 1934. Small-Cap Fund and Growth Opportunities Fund are series of Lord Abbett Research Fund, Inc., a Maryland corporation organized in 1992. The International Fund is a series of Lord Abbett Securities Trust, a Delaware business trust organized in 1993. The High Yield Fund is a series of Lord Abbett Investment Trust, a Delaware business trust organized in 1993.

The directors, trustees and officers of Lord Abbett-sponsored mutual funds, together with the partners and employees of Lord Abbett, are permitted to purchase and sell securities for their personal investment accounts. In engaging in personal securities transactions, however, such persons are subject to requirements and restrictions contained in the Fund's Code of Ethics which complies, in substance, with each of the recommendations of the Investment Company Institute's Advisory Group on Personal Investing. Among other things, the Code requires that Lord Abbett partners and employees obtain advance approval before buying or selling securities, submit confirmations and quarterly transaction reports, and obtain approval before becoming a director of any company; and it prohibits such persons from investing in a security 7 days before or after any Lord Abbett-sponsored fund or Lord Abbett-managed account considers a trade or trades in such security, prohibiting profiting on trades of the same security within 60 days and trading on material and non-public information. The Code imposes certain similar requirements and restrictions on the independent directors and trustees of each Lord Abbett-sponsored mutual fund to the extent contemplated by the recommendations of such Advisory Group.

                                       9.
                              Financial Statements

The financial statements for the fiscal year ended October 31, 1998, and the reports of Deloitte & Touche LLP, independent auditors, on such financial statements contained in the 1998 Annual Report to Shareholders of Lord Abbett Affiliated Fund, Inc. are incorporated herein by reference to such financial statements and report in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting.

The financial statements for the fiscal year ended November 30, 1998, and the report thereon of Deloitte & Touche LLP, independent auditors, on such financial statements contained in the 1998 Annual Report to Shareholders of the Lord Abbett Research Fund, Inc. (which includes Small-Cap Fund and Growth Opportunities Fund, formerly, Mid-Cap Fund), are incorporated herein by reference to such financial statements and report in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting.

The financial statements for the fiscal year ended October 31, 1998 and the report of Deloitte & Touche LLP, independent auditors, on such financial statements contained in the 1998 Annual Report to Shareholders of Lord Abbett Securities Trust (which includes International Fund) are incorporated herein by reference to such financial statements and report in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting.

The financial statements for the fiscal year ended November 30, 1998 and the report thereon of Deloitte & Touche LLP, independent auditors, on such financial statements contained in the 1998 Annual Report to Shareholders of the Lord Abbett Investment Trust (which includes High Yield Fund) are incorporated by reference to such financial statements and report in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting.

PART C OTHER INFORMATION

This Post-Effective Amendment No. 21 (the "Amendment") to the Registrant's Registration Statement relates only to Large-Cap Research Fund, Growth Opportunities Fund, Small-Cap Value Fund - classes A, B, C, and P.

The other series and classes of shares of the Registrant are listed below and are offered by the Prospectuses and Statements of Additional Information in Parts A and B, respectively, of the Post-Effective Amendments to the Registrant's Registration Statements as identified. The following are separate series and/or classes of shares of the Registrant. This Amendment does not relate to, amend or otherwise affect the Prospectuses and Statements of Additional Information contained in the prior Post-Effective Amendments listed below, and pursuant to Rule 485(d) under the Securities Act of 1933, does not affect the effectiveness of such Post-Effective Amendments.

            POST-EFFECTIVE
            AMENDMENT NO. 21

Growth Opportunities Fund - Y shares      19; 20
Small-Cap Value Fund - Y share            19; 20

Item 23     Exhibits

      (a) Articles of Incorporation. Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A filed on 3/31/95.
      (b)   By-Laws.
      (c) Instruments Defining Rights of Security Holders. Incorporated by Reference.
      (d) Investment Advisory Contracts. Management Agreement. Incorporated by reference to Post- Effective Amendment No. 4 to the Registration Statement on Form N-1A filed on 3/31/95.
      (e) Underwriting Contracts. Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A filed on 3/31/95.
      (f) Bonus or Profit Sharing Contracts. Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A to the Lord Abbett Equity Fund (File No. 811- 7538) filed on 9/22/94.
      (g)   Custodian Agreements. Incorporated by Reference.
      (h)   Other Material Contracts. Incorporated by Reference.
      (i) Legal Opinion. Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A filed on 3/31/95.
      (j)   Other Opinions. Consent of Independent Auditors.
      (k)   Omitted Financial Statements. Incorporated by Reference.
      (l)   Initial Capital Agreements. Incorporated by Reference.
      (m) Rule 12b-1 Plan. Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A filed on 3/31/97.
      (n)   Financial Data Schedule. Filed herewith.
      (o) Rule 18f-3 Plan. Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A filed on 3/31/97

Item 24     Persons Controlled by or Under Common Control with the Fund

            None.

Item 25     Indemnification

            All Trustees, officers, employees and agents of Registrant are to be indemnified as set forth in Section 4.3 of Registrant's Declaration of Trust.

            Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            In addition, Registrant maintains a Trustees' and officers' errors and omissions liability insurance policy protecting Trustees and officers against liability for breach of duty, negligent act, error or omission committed in their capacity as Trustees or officers. The policy contains certain exclusions, among which is exclusion from coverage for active or deliberate dishonest or fraudulent acts and exclusion for fines or penalties imposed by law or other matters deemed uninsurable.

Item 26     Business and Other Connections of Investment Adviser

            Lord, Abbett & Co. acts as investment adviser for twelve other investment companies (of which it is principal underwriter for thirteen) and as investment adviser to approximately 8,300 private accounts as of September 30, 1998. Other than acting as trustees, directors and/or officers of open-end investment companies managed by Lord, Abbett & Co., none of Lord, Abbett & Co.'s partners has, in the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature for his own account or in the capacity of director, officer, employee, partner or Trustee of any entity.

Item 27     Principal Underwriters

      (a)   Lord Abbett Mid-Cap Value Fund, Inc.
            Lord Abbett Bond-Debenture Fund, Inc.
            Lord Abbett Developing Growth Fund, Inc.
            Lord Abbett Tax-Free Income Fund, Inc.
            Lord Abbett Global Fund, Inc.
            Lord Abbett Series Fund, Inc.
            Lord Abbett U.S. Government Money Market Fund, Inc.
            Lord Abbett Equity Fund
            Lord Abbett Tax-Free Income Trust
            Lord Abbett Affiliated Fund, Inc.
            Lord Abbett Investment Trust
            Lord Abbett Securities Trust

            Investment Advisor
            American Skandia Trust (Lord Abbett Growth & Income Portfolio)

      (b)   The partners of Lord, Abbett & Co. are:

            Name and Principal            Positions and Offices
            Business Address (1)          with Registrant
            --------------------          ---------------------

            Robert S. Dow                 Chairman and President
            Paul A. Hilstad               Vice President & Secretary

            Robert P. Fetch               Executive Vice President
            Robert G. Morris              Executive Vice President
            Daniel E. Carper              Vice President
            Zane E. Brown                 Vice President
            John J. Walsh                 Vice President

            The other general partners of Lord Abbett & Co. who are neither officers nor directors of the Registrant are Stephen I. Allen, John
            E. Erard, Daria L. Foster, Robert I. Gerber, Thomas W. Hudson, Jr., Stephen I. McGruder, Michael McLaughlin, Robert J. Noelke, and R. Mark Pennington, and Christopher J. Towle.

            Each of the above has a principal business address: 767 Fifth Avenue, New York, NY 10153

      (c)   Not applicable

Item 28     Location of Accounts and Records

            Registrant maintains the records, required by Rules 31a - 1(a) and
            (b), and 31a - 2(a) at its main office.

            Lord, Abbett & Co. maintains the records required by Rules 31a - 1(f) and 31a - 2(e) at its main office.

            Certain records such as cancelled stock certificates and correspondence may be physically maintained at the main office of the Registrant's Transfer Agent, Custodian, or Shareholder Servicing Agent within the requirements of Rule 31a-3.

Item 29     Management Services

            None

Item 30     Undertakings

            The Registrant undertakes to furnish each person to whom a prospectus is delivered with a copy of the Registrant's latest annual report to shareholders, upon request and without charge.

            The registrant undertakes, if requested to do so by the holders of at least 10% of the registrant's outstanding shares, to call a meeting of shareholders for the purpose of voting upon the question of removal of a director or directors and to assist in communications with other shareholders as required by Section 16(c) of the Investment Company Act of 1940, as amended.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant had duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York on the 1st day of March, 1999.

                                        BY: /s/ Thomas F. Konop
                                           -------------------------------------
                                            Thomas F. Konop
                                            Vice President

                                POWER OF ATTORNEY

      Each person whose signature appears below on this Amendment to the Registration Statement hereby constitutes and appoints Paul A. Hilstad, Lawrence
H. Kaplan and Thomas F. Konop, each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement of each Fund enumerated on Exhibit A hereto (including post-effective amendments and amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                              Title                        Date
----------                              -----                        ----
                                  Chairman, President
/s/ Robert S. Dow*                and Director/Trustee         March 1, 1999
----------------------------      -----------------------      -----------------
Robert S. Dow

/s/ E. Thayer Bigelow*            Director/Trustee             March 1, 1999
----------------------------      -----------------------      -----------------
E. Thayer Bigelow

/s/ William H. T. Bush*           Director/Trustee             March 1, 1999
----------------------------      -----------------------      -----------------
William H. T. Bush

/s/ Robert B. Calhoun, Jr*.       Director/Trustee             March 1, 1999
----------------------------      -----------------------      -----------------
Robert B. Calhoun, Jr.

/s/ Stewart S. Dixon*             Director/Trustee             March 1, 1999
----------------------------      -----------------------      -----------------
Stewart S. Dixon

/s/ John C. Jansing*              Director/Trustee             March 1, 1999
----------------------------      -----------------------      -----------------
John C. Jansing

/s/ C. Alan MacDonald*            Director/Trustee             March 1, 1999
----------------------------      -----------------------      -----------------
C. Alan MacDonald

/s/ Hansel B. Millican, Jr*.      Director/Trustee             March 1, 1999
----------------------------      -----------------------      -----------------
Hansel B. Millican, Jr.

/s/ Thomas J. Neff*               Director/Trustee             March 1, 1999
----------------------------      -----------------------      -----------------
Thomas J. Neff

*BY: /s/ Thomas F. Konop
    ------------------------
     Thomas F. Konop
     Attorney-in-Fact

                                    EXHIBIT A

                        Lord Abbett Affiliated Fund, Inc.

                      Lord Abbett Bond-Debenture Fund, Inc.

                    Lord Abbett Developing Growth Fund, Inc.

                      Lord Abbett Mid-Cap Value Fund, Inc.

                          Lord Abbett Global Fund, Inc.

                          Lord Abbett Investment Trust

                          Lord Abbett Securities Trust

                     Lord Abbett Tax-Free Income Fund, Inc.

                        Lord Abbett Tax-Free Income Trust

         Lord Abbett U.S. Government Securities Money Market Fund, Inc.

                         Lord Abbett Research Fund, Inc.

                          Lord Abbett Series Fund, Inc.

                          Lord Abbett Equity Fund, Inc.